Exhibit 99.1

Redacted Version LOAN AGREEMENT -- CAUTIONARY NOTE FOR READERS The attached Loan Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51 - 102 -- Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc . (the " Corporation ") to file certain material contracts to which it (or any subsidiary) is a party . Unlike certain other documents filed on behalf of the Corporation, the attached Loan Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about the Corporation (or any affiliate) for the benefit of investors . The attached Loan Agreement contains representations and warranties made by the Corporation and certain of its affiliates to various counterparties for risk allocation purposes, and solely for benefit of those counterparties . National Instrument 51 - 102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by the Corporation (and its affiliates) in the attached Loan Agreement and the related Schedules may be qualified (in whole or in part) by information redacted from the attached copy of the Loan Agreement and such related Schedules and Disclosure Letters, which information is not otherwise available to the public . Specifically, information which contains personal information as well as that regarding the name of certain counterparties and certain commercial terms (including those related to fees and certain thresholds in respect of permitted liens) have been redacted from this filing for confidentiality reasons and in consideration of the fact that disclosure of such redacted information may be materially prejudicial to the Corporation . Moreover, information concerning the Corporation or its affiliates or the subject matter of statements made in the attached Loan Agreement concerning the Corporation or certain affiliates may change after the date of the Loan Agreement, and subsequent information may or may not be fully reflected in the Corporation's public disclosures . Accordingly, investors should not rely on statements in the attached Loan Agreement concerning the Corporation (or any of its affiliates) as accurate statements of fact . EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

AMENDED AND RESTATED LOAN AGREEMENT May 27, 2019 Westport Fuel Systems Inc. 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 Fuel Systems Solutions Inc. 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 Attention: Jim MacCallum R E: Loan from Export Development Canada to Westport Fuel Systems Inc. EDC Loan No. 880 - 65257 Capitalized words or phrases not otherwise defined herein have the meanings set out in Schedule A. WHEREAS Export Development Canada (" EDC ") agreed to establish a credit facility in favour of the Borrower pursuant to a facility letter on December 21, 2017 (the “ Original Facility Agreement ”); AND WHEREAS the Borrower has undergone a corporate reorganization whereby security delivered pursuant to the Original Facility Agreement is to be amended and modified; AND WHEREAS the Springing Lien Security has been delivered and perfected as contemplated by the Original Facility Agreement; and AND WHEREAS EDC and the Borrower wish to amend and restate the Original Facility Agreement, on the following terms and conditions: 1. Borrower Westport Fuel Systems Inc. (“ WFSI ”) 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 WFSI’s " Jurisdiction of Incorporation " means the Province of Alberta AND Fuel Systems Solutions Inc. (“ FSSI ”, together with WFSI, the “ Borrower ”) 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca 2. Guarantor(s) 3. Facility A m o unt 4 . P u r p o s e 5. Availability and Drawdown 6. Principal Re p a y m e n t - 2 - FSSI’s “ Jurisdiction of Incorporation ” means the State of Delaware Westport Power Inc. (“ WPI ”) 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 WPI’s " Jurisdiction of Incorporation " means the Province of British Columbia AND Westport Fuel Systems Italy S.r.L (“ WFSIS ”, together with WPI, the “ Guarantor ”) 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2 WFSIS’s " Jurisdiction of Incorporation " means Italy Up to USD$20,000,000 non - revolving term facility (the “ Facility ”). Amounts repaid or prepaid may not be re - borrowed. The currency of account and payment is the currency of the Facility Amount. To assist with capital expenditures incurred or to be incurred in connection with the HPDI [Redacted : confidential commercial term] Program (as defined below) in France and England and related working capital . EDC shall be entitled to verify the use of proceeds at any time and the Borrower shall be obliged to provide such information as EDC deems reasonably necessary to complete such verification . The loan will be disbursed in one (1) advance, which will be made to the Borrower in USD, no later than the date which falls one (1) calendar month after the date hereof (the “ Advance ”), subject to EDC receiving a Request for Advance in accordance with Schedule E and the paragraph below, and subject to the terms of this Agreement . The Borrower shall submit an irrevocable Request for Advance to EDC in the form scheduled hereto as Exhibit 3 , not later than 11 : 00 a . m . Ottawa time, at least three (3) Business Days before the day of any proposed advance, unless otherwise agreed by EDC . EDC will be entitled to retain from the Advance, such fees or other amounts due and unpaid by the Borrower on the date the Advance is made and the Borrower will be deemed in each case to have received an advance in the amount requested by the Borrower prior to such retention . The Borrower will repay to EDC the outstanding Obligations in consecutive quarterly installments on each Interest Payment Date commencing on the date which is the 15 th day of the 3 rd calendar month following the date of the Advance (which shall be considered the first quarter) and in accordance with the following : Quarters 1 through 4: USD $500,000 per quarter Quarters 5 through 8: USD $1,000,000 per quarter Quarters 9 through 12: USD $1,500,000 per quarter Quarters 13 through 16: USD $2,000,000 per quarter each a “ Scheduled Principal Repayment ” and collectively, the “ Scheduled Principal Repayments ”, and the last installment will be in the amount necessary to repay in full all advances then outstanding Subject to an acceleration of repayment hereunder, the Borrower shall repay to EDC, all Obligations, including all accrued and unpaid interest of the Borrower on or before December 31, 2021 (the “ Final Maturity Date ”).

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7. **Interest**

Prior to the Springing Lien Perfection Date, interest on the outstanding principal will be calculated and payable in arrears by the Borrower on each Interest Payment Date at the rate of **[Redacted: Confidential Commercial Term]**% *per annum* (the "**Initial Interest Rate**").

Commencing on the Springing Lien Perfection Date, interest on the outstanding principal will be calculated and payable in arrears by the Borrower on each Interest Payment Date at the rate of **[Redacted: Confidential Commercial Term]**% *per annum* (the "**Interest Rate**").

"**Interest Payment Date**" means the date which falls every 15th day of every 3rd calendar month following the date of the Advance and each anniversary of these dates.

8. **Fees**

**Set-Up Fee**: A one-time non-refundable set-up fee of USD $**[Redacted: Confidential Commercial Term]** has been paid.

**Administration Fee**: A one-time non-refundable administration fee of USD $**[Redacted: confidential commercial term]** which is due and payable on the date of execution of the Original Facility Agreement, and if not so paid, to be retained from the Advance.

**Monitoring Fee**: A monitoring fee of USD $**[Redacted: confidential commercial term]** payable quarterly on each Interest Payment Date until the Springing Lien Perfection Date, commencing on the first Interest Payment Date.

9. **Security**

To secure performance of the Borrower's obligations hereunder, the following (each in form and substance satisfactory to EDC) will be delivered to EDC:

(a) from WFSI:

(i) a share pledge agreement providing EDC with a first ranking security interest over all of the issued and outstanding shares of the Guarantor (the "**WPI Share Pledge**"); and

(ii) a blocked account agreement among WFSI, EDC and HSBC Bank Canada (the "**Account Control Agreement**").

(b) from Westport Power Inc.:

(i) an unconditional and irrevocable guarantee pursuant to Section 17 and Schedule F herein (the "**WPI Guarantee**");

(ii) a share pledge agreement providing EDC with a first ranking security interest over all of the issued and outstanding shares of FSSI (the "**FSSI Share Pledge**" and together with the WPI Share Pledge, the "**Share Pledges**");

(iii) a Luxembourg law governed share pledge agreement providing EDC with a first ranking security interest over all of the issued and outstanding shares of Westport Luxembourg S.à r.l (the "**WLS Share Pledge**");

(iv) security agreement providing a first ranking security interest over 85% of the Guarantor's right to receive amounts pursuant to the Promissory Note (the "**Security Agreement**"); and

(v) irrevocable direction to pay from the Guarantor to Carrier Corporation directing payment of the amounts under the Promissory Note into the Account (together with the Share Pledges, the **[Redacted: confidential commercial term]** Pledge (as defined below), the Account Control Agreement and the Security Agreement, the "**Day One Security Documents**").

(c) from Westport Fuel Systems Italy S.r.L.:

(i) an unconditional and irrevocable guarantee pursuant to Section 17 and Schedule F herein (the "**WFSIS Guarantee**", together with the WPI Guarantee, the "**Guarantee**"); and

(ii) a quotas pledge agreement providing EDC with a first ranking security interest over all of the quotas in **[Redacted: confidential commercial term]** (the "**[Redacted: confidential commercial term]** ").

**EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA**
150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

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10. **Springing Lien Security**

Upon release by **[Redacted: confidential commercial term]** Corporation of the Existing **[Redacted: confidential commercial term]** Security pursuant to Section 3.4(c)(ii) of the **[Redacted: confidential commercial term]** Agreement (the "**[Redacted: confidential commercial term] Security Release Trigger Event**"), each of the Transaction Parties shall grant to EDC a first priority interest in and Lien upon, and pledge to EDC, all of each Transaction Party's right, title and interest in, to and under the HPDI Capital Assets, such first priority security interest to be perfected in favour of EDC (the "**Springing Lien**"). In connection with the foregoing, the Borrower agrees to execute and deliver, and cause each other Transaction Party to execute and deliver, in favour of EDC within 90 days after the occurrence of such **[Redacted: confidential commercial term]** Security Release Trigger Event, or such longer period as may be agreed to by EDC:

(a) Security agreements, pledge agreements, debentures and similar security documents acceptable to the Borrower and EDC, each acting reasonably, including without limitation, an all asset charge over certain of the Borrower's collateral in France and a debenture over certain of the Borrower's collateral in England along with evidence of insurance coverage (together with first loss payee and additional insured certificates satisfactory to EDC) with respect to all insurance policies related to the collateral covered by such documents; and

(b) Such amendments to this Agreement and the other Transaction Documents as EDC, acting reasonably, may deem necessary to give effect to the foregoing, in each case together with such officer's certificates, legal opinions and other supporting documentation as may be reasonably requested by EDC.

The above document(s) shall be referred to herein as the "**Springing Lien Security**" and together with the Day One Security Documents and any other security, pledge or similar agreement entered into for the benefit of EDC to secure the Obligations, the "**Security Documents**".

With the exception of the **[Redacted: confidential commercial term]**, EDC shall terminate the Day One Security Documents, release all security interests granted thereunder and return any share, quota or security certificate delivered thereunder upon the first date on which the Springing Lien Security has been documented and perfected to EDC's satisfaction in its sole discretion (the "**Springing Lien Perfection Date**").

EDC shall terminate the **[Redacted: confidential commercial term]** release all security interests granted thereunder and return any share, quota or security certificate delivered thereunder upon the Springing Lien Perfection Date and the principal amount outstanding under the Facility being less than USD $12,000,000.

Each of the Transaction Parties and EDC agree to execute and deliver all such amendments to this Agreement and the other Transaction Documents as any party hereto may reasonably request to give effect to the foregoing.

Notwithstanding anything herein to the contrary, in no event shall any Security Document grant a lien in any Excluded Assets or the proceeds thereof.

Notwithstanding anything herein to the contrary, nothing contained herein shall prohibit dispositions otherwise permitted pursuant to Schedule D section (d) (*Disposal of Assets*) herein.

11. **Payments Postponement and Subordination**

Not Applicable.

12. **Conditions Precedent**

EDC will have no obligation to make any advance hereunder until the conditions precedent set out in Exhibit 2 have been fulfilled to EDC's satisfaction.

13. **Representations and Warranties**

All representations and warranties in this Agreement will be deemed to be continually repeated so long as any amounts remain outstanding and unpaid or the Borrower can request an Advance under this Agreement, except where expressed to be made as of a specific date, in which case such representations and warranties will be deemed to be made on such specific date. Each Transaction Party (unless otherwise indicated) makes all representations and warranties set out in Schedule B.

**EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA**
150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

- 5 - EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca 14. Covenants Until all amounts owing hereunder are indefeasibly paid in full and EDC no longer has any obligation to make any advances, each Transaction Party (unless otherwise indicated) agrees to comply with all covenants set out in Schedule C and further agrees that : (a) Borrower Financial Statements . If requested by EDC, the Borrower will deliver to EDC : (i) within 120 days after the end of each of its fiscal years, a copy of its audited consolidated financial statements for such fiscal year, and with a compliance certificate, satisfactory to EDC, from a financial officer of the Borrower, and (ii) within 45 days after such request, a copy of any interim quarterly consolidated financial statements . (b) Guarantor Financial Statements . If requested by EDC, each Guarantor will deliver to EDC within 120 days after the end of each of such Guarantor’s fiscal years, a copy of such Guarantor's internally prepared consolidated financial statements for such fiscal year with a compliance certificate, satisfactory to EDC, from a financial officer of such Guarantor . (c) Other Indebtedness . No Transaction Party shall, or shall permit any Material Subsidiary to, at any time directly or indirectly, be or become liable with respect to any indebtedness without the prior written consent of EDC, except for: (i) indebtedness created hereunder; (ii) indebtedness existing on the date hereof (including for certainty any undrawn amounts), and any refinancing of such indebtedness so long as the refinancing amount does not exceed the outstanding amount of such indebtedness (including principal outstanding and interest accrued but unpaid) on the date of such refinancing (save and except that in the case of the refinancing of a revolving facility, the refinanced indebtedness will not exceed, the principal amount of such facility on the date hereof); (iii) indebtedness subordinated to indebtedness created hereunder; (iv) indebtedness in respect of trade accounts payable incurred in the ordinary course of business and on customary market terms; (v) indebtedness between Transaction Parties and Material Subsidiaries or between Material Subsidiaries; or (vi) indebtedness secured by Permitted Liens, provided that the Borrower shall provide EDC with 30 days prior notice of any incurrence of indebtedness or implementation of a facility in respect to inventory or accounts receivable financings as permitted under paragraph (ix) in the definition of Permitted Liens. (d) Negative Pledge . No Transaction Party shall, or shall permit any Material Subsidiary to, create or permit to exist any mortgage, charge, lien, encumbrance or other security interest on any of its present or future assets, other than Permitted Liens. For certainty, prior to the Springing Lien Perfection Date no other Liens shall be granted by the Borrower or any Transaction Party over: (i) the CWI Distributions (other than the Existing Cartesian Security) or (ii) the capital assets being acquired for the HPDI Program (other than the Existing [Redacted: confidential commercial term] Security). (e) Restrictions on Payments and Changes to Share Capital . No Transaction Party shall: (i) make payments of any dividends or distributions to shareholders or repayment of any shareholder or related party loans or other indebtedness (including without limitation by way of redemption of any shares or any other rights to withdraw capital), (ii) or shall permit any Material Subsidiary to, purchase, repurchase, redeem or exchange any shares issued by it, or (iii) or shall permit [Redacted: confidential commercial term] to, issue any shares or otherwise allow its share capital to change in any way, in each case without the prior written consent of EDC. For the avoidance of doubt, nothing herein shall limit or prohibit the payments to Cartesian under or related to the Investment Agreement. (f) Location of Collateral . No Transaction Party shall, without the prior written consent of EDC, prior to the Springing Lien Perfection Date move the collateral described in the Security Documents to which it is a party to any location other than the locations set out in this Agreement and the Transaction Documents or after the Springing Lien Perfection Date move a material portion of the Collateral or any individual item of Collateral that is material described in the Security Documents to any location other than the locations set out in this Agreement and the Transaction Documents unless it has given 30 days prior notice to EDC and provided that the Transaction Parties have delivered all officer’s certificates, opinions and other documents and agreements as deemed necessary by EDC to maintain perfection of EDC’s security interest and priority . (g) Insurance . The Borrower (i) will maintain or cause to be maintained in effect, at its own expense, property insurance covering the assets subject to the Springing Lien Security (the " Springing Lien Collateral ") in an amount not less than the cost of acquisition of the collateral ; and (ii) will maintain or cause to be

- 6 - maintained in effect, at its own expense, third - party liability insurance in respect thereof of such amount and scope as may be customary in the jurisdiction where such collateral is located, and (b) on or before the Springing Lien Perfection Date, all property insurance policies in respect of the Springing Lien Collateral will name EDC as lender first loss payee and provide that all losses in respect of claims will be paid to EDC and the Borrower shall ensure that all such policies and subsequent policies provide that the insurer’s rights of subrogation be subordinate to EDC’s right of full recovery in respect of the insured . Subsequent to the Springing Lien Perfection Date, all liability insurance policies will name EDC as additional insured . In the event that any insurance required under this Subsection is not renewed prior to the date on which such insurance is scheduled to lapse, EDC or its assignee may (but will not be obligated to) pay any premium necessary to renew such insurance, and in such event the Borrower will be obligated to indemnify EDC or its assignee immediately, as the case may be, for the payment of such premium . (h) Cash Sweep Until (i) the Springing Lien Perfection Date, and (ii) the principal amount owing hereunder is less than USD $10,000,000, the Borrower shall ensure that the amount of the CWI Distributions which are in excess of those anticipated to be received (as detailed in Exhibit 4 hereto), after giving effect to any payments required to be made to Cartesian, which is not less than [Redacted: confidential commercial information] % of the total excess cash proceeds received, is applied within the earlier of the payment to Cartesian and 95 days after the end of the Borrower's fiscal year to prepay the outstanding principal hereunder, provided that in each case, any such cash sweep application shall not exceed the amount which is X – Y where: X is USD $ [Redacted: confidential commercial information] in the aggregate per calendar year; and Y is the Scheduled Principal Repayments paid or payable in such calendar year; provided further , that if such amount would otherwise be less than zero, then such amount shall be deemed for all purposes of this Agreement to be zero. Each annual prepayment made pursuant to this Section 14(h) shall be accompanied by a certificate of an officer of the Borrower certifying (i) the payment amounts made to each of Cartesian and EDC, and (ii) compliance with this Section 14(h) as of such date; and provided further , that if the Borrower is required to pay additional amounts subsequent to the above as a result of a dispute over the Contingent Payment Statement (as defined in the WFSI January 2016 Investment Agreement) then the above calculation shall be adjusted and the Borrower shall make any additional payments concurrent with any payment to Cartesian. (i) Mandatory Prepayment (i) Prior to the Springing Lien Perfection Date, if FSSI ceases to wholly own directly or indirectly all of the quotas of [Redacted: confidential commercial term], the Borrower shall immediately, and in any event within 5 Business Days, repay all Obligations owing hereunder and the Facility shall be cancelled. (ii) In the event the CWI JV Agreement is amended without the prior consent of EDC (the “ CWI JV Amendment ”), the Borrower shall repay all or a portion of the Obligations in accordance with the following : (A) if the CWI JV Agreement is terminated prior to the Final Maturity Date without the prior consent of EDC, the Borrower shall be required to repay all Obligations hereunder within 30 days of such termination ; (B) To the extent such amendment reduces the present value of net cash flow of the CWI Distributions, such present value being the “ CWI Present Value ”, the Borrower shall make a reasonable determination of the amount and timing of such reduction(s) and will then calculate a present value of all reductions, the “ CWI Amendment Reduction ”. Following such determination, the Borrower will then on the next Scheduled Repayment Date make a repayment of the principal amounts owing hereunder calculated as (X x Y) where: X is the CWI Amendment Reduction divided by the CWI Present Value; and Y is the current amount of the Obligations as of the date of the CWI JV Amendment. EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

- 7 - EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca ( j ) Minimum Cash Balance . Prior to the Springing Lien Perfection Date, the Borrower shall maintain a minimum consolidated cash balance of at least four (4) Scheduled Principal Repayments and all interest payments payable in accordance with the terms of this Agreement, calculated as at the most recent fiscal year end, and such funds shall be used solely for making interest and principal payments on the Facility unless otherwise agreed to by EDC . ( k ) Collateral Substitution. No Transaction Party shall sell or otherwise dispose of any of the HPDI Capital Assets unless: (i) the applicable Transaction Party receives consideration of equivalent value (the “ Consideration ”) in the sole discretion of EDC exercising good faith (taking into account such measures of value as determines in good faith are appropriate including but not limited to current and future free cash flow generation in the determination of the value of the HPDI Capital Assets and the Consideration) ; and (ii) if either: (A) the Consideration has, in the sole discretion of EDC exercising good faith, a lower value than the HPDI Capital Assets sold; or (B) if any or all of the Consideration would not otherwise be included in the Springing Lien on the HPDI Capital Assets, then the Transaction Parties shall in the case of (A) above, grant a first ranking security interest in additional assets (which may be assets that are not initially HPDI Capital Assets) with an equivalent value (in the sole discretion of EDC exercising good faith) to cover the amount of the shortfall and, in the case of (B) above, grant a first ranking security interest in such assets received as the Consideration provided that EDC is not prohibited from taking a Lien in such assets or in the alternative, grant a first ranking security interest in additional assets (which may be assets that are not initially HPDI Capital Assets) with an equivalent value (in the sole discretion of EDC, acting in good faith) to cover the amount of the shortfall and, in each case, to the extent required to give effect to this section, the HPDI Capital Assets and the Springing Lien definitions and any associated registrations, if applicable, shall be amended to include such additional assets at the cost of the Borrower . 15. Voluntary Pre p a y m e n t Subject to the other terms of this Agreement and upon giving three (3) Business Days’ prior notice and at any time after the date of the first Scheduled Principal Repayment, the Borrower shall be entitled to prepay all or any part of the Facility . The Borrower will, except in the case of a prepayment under Section 14 (h), pay an amount equal to 90 days interest on the principal amount being prepaid calculated at the rate per annum set out in the "Interest" Section of this Agreement . Amounts prepaid, except in the case of a prepayment under Section 14(h), must be at least equal to one installment of principal or whole multiples of such amount and will not be available for re - borrowing. 16. Events of Default The occurrence of any one or more of the events as set out in Schedule D constitutes an event of default (each an " Event of Default "). 17 . G u a r a n t ee Each Guarantor acknowledges and agrees to the guarantee and indemnity provisions set out in Schedule F and agrees to be joint and severally liable for the Obligations hereunder in accordance with such provisions. 18. Waiver of I m m u n i t y Each Transaction Party represent and warrants that it is not entitled to claim for itself or its assets immunity from jurisdiction, judgment, set - off, compensation, execution, attachment or other legal process in respect of its obligations under the Transaction Documents . Each Transaction Party irrevocably waives, for each relevant jurisdiction, any right of immunity which it or any of its property has or may acquire in respect of its obligations under the Transaction Documents . Each Transaction Party agrees that the Transaction Documents to which it is a party and the transactions contemplated therein constitute commercial activity within the meaning of the State Immunity Act of Canada . 19 . G ov er n i n g This Agreement is made under and will be governed by and construed in accordance with the laws of the Province of

- 8 - EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca L a w Ontario and the federal laws of Canada applicable in such Province. 20. Jurisdiction Each Transaction Party irrevocably submits to the non - exclusive jurisdiction of the courts of the Province of Ontario (and applicable federal courts), the courts of its Jurisdiction of Incorporation, the courts of any jurisdiction where it may have assets or carries on business and the courts where payments are to be made under the Transaction Documents to which it is a party . Each Transaction Party agrees that a final judgment against it in any such legal proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment will be conclusive evidence of the fact and of the amount of its indebtedness) or by such other means provided by law . 21 . A dd i t i o n al Terms and Conditions Schedules A (SFLA (0 - 10M) - 001 - SCHA), B (SFLA (0 - 10M) - 001 - SCHB), C (SFLA (0 - 10M) - 001 - SCHC), D (SFLA (0 - 10M) - 001 - SCHD), E (SFLA (0 - 10M) - 001 - SCHE) and Schedule F to this Agreement each form an integral part of this Agreement as well as any Exhibits to this Agreement. [The remainder of this page is intentionally left blank.]

If this Agreement is acceptable, kindly sign and return the attached copy to EDC. In the event that EDC has not received an executed copy of this Agreement by May _, 2019 will be considered null and void. We have authority to bind EDC. Address for notice: 150 Slater Street, Ottawa, Ontario, Canada, K1A 1 K3, Disbursement and repayment matters: Attention: Fax: Email: Loans Services [R edacted: confidential personal information ] [R edacted: confidential personal information ] Financial and covenant reporting matters: Attention: Fax: Email: Covenants Officer [R edacted: confidential personal information ] [R edacted: confidential personal information ] All other matters, including amendments, waivers and consents: Attention: [R edacted: confidential personal information ] Email: [R edacted: confidential personal information ] EXPORT DEVELOPMENT CANADA I EXPORTATION ET DEVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada KlA 1K3 I T: 613.598.2500 F: 613.237.2690 edc.ca "Signed" "Signed"

Attention: Fax: Email: EXPORT DEVELOPMENT CANADA I EXPORTATION ET DEVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 I T: 613.598.2500 F: 613.237.2690 edc.ca Jim Maccallum [R edacted: confidential p ersonal information ] [R edacted: confidential p ersonal information ] WESTPORT POWER INC. By: " " S igned" Name: Position: I have authority to bind the Guarantor. Address for notice: 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2

Attention: Fax: Email: EXPORT DEVELOPMENT CANADA I EXPORTATION ET DEVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 I T: 613.598.2500 F: 613.237.2690 edc.ca Jim Maccallum [Redacted: confidential personal information] [Redacted: confidential personal information] We accept and agree to be bound by the above terms and conditions and those set out in the attached Schedules and Exhibits. WESTPORT FUEL SYSTEMS INC. B y " S igned" Name: Position I have authority to bind the Borrower. Address for notice : 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2

FUEL SYSTEMS SOLUTIONS INC. EXPORT DEVELOPMENT CANADA I EXPORTATION ET DEVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada KlA 1K3 I T: 613.598.2500 F: 613.237.2690 edc.ca Attention: Fax: Email: Jim MacCallum [Redacted: confidential personal information] [Redacted: confidential personal information] D y "Signed" Name: Position: I have authority to bind the Borrower. Address for notice : 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2

WESTPORT FUEL SYSTEMS ITALY S.R.L EXPORT DEVELOPMENT CANADA I EXPORTATION ET DEVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 I T: 613.598.2500 F: 613.237.2690 edc.ca Attention: Fax: Email: Jim MacCallum [Redacted: confidential personal information] [Redacted: confidential personal information] "Signed" ೦೦೦ : • Pos1t10n: I have authority to bind the Guarantor. Address for notice : 1750 West 75 th Avenue, Suite 101 Vancouver, British Columbia Canada V6P 6G2

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca SCHEDULE A - DEFINITIONS If used in this Agreement, the following terms mean: “ Account ” means the account subject to the Account Control Agreement. “ Acknowledgement Agreement ” means agreement dated on or around the date hereof among the Borrower, the Guarantor, Cartesian and EDC providing for the consent and acknowledgement by Cartesian to this Agreement and the security granted hereunder . “ Adjusted EBITDA ” means, with respect to the Borrower for any period, EBITDA adjusted to exclude amortization of stock - based compensation, unrealized foreign exchange gains or losses, and as determined by EDC in its discretion, non - recurring items and other adjustments . “ Advance ” has the meaning ascribed to it in Section 5 herein. " Agreement " or “ Loan Agreement ” means this agreement, as amended and restated, including any and all Schedules, E xh i b i t s a n d a n y a g r e e m e n t , s c h e du l e o r e xh i b i t supplementing or amending this Agreement. " Affiliate " means any person which directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, a Transaction Party . “ Anti - Bribery Laws ” means all statutory and regulatory requirements under (a) the anti - bribery provisions of the Foreign Corrupt Practices Act (the “ FCPA ”), (b) the books and records provisions of the FCPA as they relate to any payment in violation of the anti - bribery provisions of the FCPA and (c) the Corruption of Foreign Public Officials Act (Canada) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Transaction Parties or their respective subsidiaries . " Anti - Corruption Laws " means all laws, rules and regulations of Sanctions Authorities that apply to the Borrower and its subsidiaries from time to time concerning or relating to bribery of government officials or public corruption . “ Applicable Laws ” or “ applicable law ” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative order) or authorization of a Governmental Body in any case applicable to any specified Person, property, transaction or event . " Authorization " means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption and all corporate, creditors’ and shareholders’ approvals or consents . " Business Day " means a day on which banks are open for business in Vancouver, British Columbia and Ottawa, Ontario and, in the case of USD loans, New York, United States of America . " CAD " means the currency of Canada. “ Cartesian ” means Pangaea Two Management, LP. " Code " means the Internal Revenue Code of 1986, as amended from time to time. “ Consent Agreement ” means that certain Consent Agreement dated as of January 11 , 2017 , by and among WFSI, the Guarantor and Cartesian . " Control " means with respect to a legal entity, the ownership, directly or indirectly, of more than 50 % of its voting securities, the control over the composition of its board of directors, whether by contract or otherwise, or the power to direct its management and policies, whether through the ownership of voting capital, by contract or otherwise and " Controlled " has a correlative meaning . “ CWI Distributions ” means the distributions paid to the Borrower pursuant to the terms of the CWI JV Agreement. “ CWI JV Agreement ” means the second amended and restated joint venture agreement dated February 19 , 2012 among Cummins Inc . , the Borrower (formerly knowns as Westport Innovation Inc . ) and Cummins Westport Inc . , as amended, supplemented, restated and modified from time to time . “ EBITDA ” means, for a person for any period, net income or loss (before extraordinary or other non - recurring items) for such period : (i) plus , to the extent deducted in determining such amount for such period, the sum of: (a) interest expense; (b) tax expense; and (c) depreciation, amortization and other non - cash charges;

(ii) minus any non cash credits for such period. " Environmental Laws " means all requirements under any law, rule, regulation, order, or judgment, decree, license, agreement or other restriction of any governmental authority relating to the environment, pollution, contamination, or the disposal, storage, and discharge of hazardous or toxic substances into the environment . " ERISA " means the Employee Retirement Income Security Act of 1974, as amended from time to time. " ERISA Affiliate " means any trade or business (whether or not incorporated) that, together with any Transaction Party, is treated as a single employer under Section 414 (b), (c), (m) or (o) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Sections 414 and 430 of the Code . " ERISA Event " means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the notice period is waived, whether or not such automatic waiver is hereafter eliminated) ; (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA) ; (c) the incurrence by a Transaction Party or any of their ERISA Affiliates of any liability under Title IV of ERISA other than PBGC premiums due but not delinquent under Section 4007 of ERISA ; (d) a determination that any Plan is, or is expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA) ; (e) the receipt by a Transaction Party or any of their ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Multiemployer Plan or to appoint a trustee to administer any such plan ; (f) a withdrawal or partial withdrawal by a Transaction Party or any of their ERISA Affiliates from any Plan or Multiemployer Plan ; (g) the receipt by a Transaction Party or any of their ERISA Affiliates of any notice that a Multiemployer Plan is, or is expected to be, "insolvent" (within the meaning of Section 4245 of ERISA), in "reorganization" (within the meaning of Section 4241 of ERISA), or in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA) ; (h) the filing pursuant to Section 412 (c) of the Code or Section 302 (c) of ERISA of an application for a variance from the minimum funding standards with respect to any Plan ; (i) the receipt by any Transaction Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans if such termination would require additional contributions or to appoint a trustee to administer any Plan ; (j) the requirement that a Plan provide a security pursuant to Section 436 (f) of the Code ; (k) any Transaction Party or any ERISA Affiliate engages in a "prohibited transaction" within the meaning of Section 406 of ERISA and Section 4975 of the Code for which such Transaction Party or ERISA Affiliate is a "disqualified person" (within the meaning of Section 4975 of the Code) or with respect to which any Transaction Party or any ERISA Affiliate could otherwise be liable ; (l) the institution of proceedings under Section 4042 of ERISA by the PBGC for the termination of, or the appointment of a trustee to administer, any Plan ; (m) the receipt by any Transaction Party or any ERISA Affiliate of any notice that a Multiemployer Plan is insolvent, within the meaning of Title IV of ERISA ; or (n) the institution of a proceeding by a fiduciary of any Multiemployer Plan to enforce Section 515 of ERISA which proceeding is not dismissed within 30 days . “ Excluded Assets ” means collectively all Collateral as such term is defined under the Existing Cartesian Security . For avoidance of doubt, Excluded Assets shall only include Collateral which has been granted by way of security pursuant to the Existing Cartesian Security on or prior to the date hereof . “ Existing Cartesian Security ” means the security granted pursuant to the WFSI January 2016 Security Agreement, the WFSI April 2016 Security Agreement, the Guarantor Security Agreement and the Westport HK Security Agreement, such agreements to be in the form in effect as of the date hereof . “ Existing [Redacted: confidential commercial term] Security ” has the meaning ascribed to it in paragraph (vii) of the definition of Permitted Liens. “ GAAP ” means the generally accepted accounting principles which are in effect from time to time in the United States of America . “ Governmenta l Body ” means any federal, provincial, state, regional, municipal o r loca l governmen t o r any department, agency, board, tribunal or authority thereof or othe r politica l subdivisio n thereo f an d an y entit y or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operations thereof. “ Guarantor Security Agreement ” means the security agreement dated January 11, 2016 as amended, supplemented, restated or otherwise modified on or prior to the dat e hereof , between the Guarantor and Cartesian on behalf of the Purchasers (as defined therein). “ HPDI Capital Assets ” means the goods, equipment and inventory (each as defined under the Personal Property Security Act (British Columbia)) comprising the tangible capital assets with respect to the HPDI [Redacted : confidential commercial term ] Program located in England and France and specifically excluding all [Redacted: confidential commercial information]. “ HPD I [Redacted : confidentia l commercia l term] Program ” means the program with [ Redacted : confidential commercial term] in respect of the Guarantor’s high EXPORT DEVELOPMENT CANADA | EXPORTATIO ET ÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

direct injection (HPDI) 2.0 engine as set forth in the [Redacted: confidential commercial term] Agreement. “ Intellectual Property ” means all Canadian, United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations - in - part, divisionals, reissues, re - examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know - how, i d ea s , inv e nti on s , s yst e m s , f o r m u l ae, m od e l s a n d methodologies as well as the right in any jurisdiction to limit the use or disclosure thereof, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing . “ Investment Agreements ” means the WFSI January 2016 Investment Agreement and the WFSI April 2016 Investment Agreement . " Lien " means any mortgage, lien, claim, pledge, hypothecation, encumbrance, charge or other security interest granted or arising by operation of law with respect to the property of any person or any preferential arrangement that has the effect of security for any debt, liability or other obligations . “ Material Adverse Effect ” means a material adverse effect on: (i) the financial condition of the Transaction Parties, on a consolidated basis and taken as a whole; and ( ii) the ability of the Transaction Parties to repay amounts owing hereunder. “ Material Subsidiary ” means all subsidiaries of WFSI other than Weichai Westport Inc . , Prins Autogas West Africa Ltd . , Minda Emer Technologies Limited and Cummins Westport Inc . " Minimum Actionable Amount " means USD $[ Redacted: confidential commercial information]. [Redacted: defined term relates to a confidential commercial term] " Multiemployer Plan " means a multiemployer plan as define d i n Sectio n 4001(a)(3) o f ERIS A t o which a Transaction Party or any ERISA Affiliate makes or is obligated to make contributions or during the preceding six (6) years, has made or been obligated to make contributions. “ Obligations ” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca (present or future, absolute or contingent, matured or not) of the Borrower to EDC under, or relating to the Facility and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under any Transaction Document . " PBGC " means the United States Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor) . " Permitted Contest " means action taken by or on behalf of a Transaction Party in good faith by appropriate proceedings diligently pursued to contest a tax, claim or Lien, provided that : (i) the Transaction Party to which the Tax, claim or Lien being contested is relevant has established reasonable reserves therefor if and to the extent required by GAAP ; ( ii) proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect ; and ( iii) proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property, assets and undertaking of the Transaction Parties taken as a whole . " Permitted Liens " means: (i) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s and general rights of retention and other like Liens, arising both by operation of law and in the ordinary course of business ; ( ii) capital leases otherwise permitted pursuant to this Agreement, so long as such capital leases attach only to the assets which are the subject of such capital leases ; ( iii) Liens created on property at the time of its purchase solely as security for the purchase price of such property, and any renewal thereof which is limited to the original property and to a renewal of the indebtedness incurred to finance the purchase price thereof ; ( i v ) easements, zoning restrictions, rights - of - way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not detract from the value of the affected property or interfere with the ordinary conduct of the business of any Transaction Party ;

(v) banker’s liens, rights of set - off or compensation or similar rights to deposit accounts or the funds maintained with a creditor depository institution; (vi) Liens in favour of Cartesian made pursuant to the Existing Cartesian Security including those registered under the (a) British Columbia Personal Property Security Act under registration nos. 058948J, 058886J and 282415J and (b) the Recorder of Deeds of Deeds of the District of Columbia under registration nos. 2016007567, 2016007684, 2016059848 and 2016059846; (vii) Liens in favour of [Redacted: confidential commercial term] made pursuant to the [Redacted: confidential commercial term] Agreement including [ Redacted: confidential commercial term] (the “ Existing [Redacted] Security ”); (viii) Liens in favour of EDC; (ix) Liens over working capital assets such as inventory and accounts receivables securing indebtedness: (A) in an aggregate amount less than USD $ [Redacted: confidential commercial information] , (B) following the Springing Lien Perfection Date, in an aggregate amount greater than USD $[Redacted: confidential commercial information] , and less than USD $ [Redacted: confidential commercial information] , provided that the incurrence of such indebtedness does not cause the Total Funded Debt to Adjusted EBITDA Ratio to exceed 3.50 to 1.00, and (C) otherwise provided that the prior written consent of EDC has been obtained; (x) Cash, securities, letters of credit, notes, bonds, securities, investment property or other financial instruments on deposit securing the Borrower’s credit facility with Bank of Montreal or another financial institution securing credit facilities provided by such financial institution; (xi) Liens existing on the date hereof and any modifications, replacements, renewals, refinancings or extensions thereof provided that (a) the obligations secured by any such refinancing are no greater than the obligations secured by such existing Liens which are being refinanced and (b) the Lien does not extend to any collateral to which EDC has been granted a security interest hereunder; (xii) Lien s whic h hav e bee n s ubordinate d t o the satisfaction of EDC; and (xiii) if applicable, Liens set out in Section 9 of this Agreement. EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca "Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3 (5) of ERISA . " Prime Rate " means, on any day on which such rate is determined, the variable annual rate of interest established and adjusted by Royal Bank of Canada from time to time as a reference rate for the purposes of determining rates of interest it will charge on commercial loans denominated in CAD and made in Canada . “ Promissory Note ” means a promissory note dated April 28 , 2017 in the aggregate principal amount of USD $ 7 , 000 , 000 granted by Carrier Corporation to the Guarantor, as amended, supplemented, restated and modified from time to time . “ Sanctioned Country ” means, at any time, a country or territory which is the subject or target of any Sanctions. " Sanctions " means economic or financial sanctions administered, enacted or enforced by any Sanctions Authority including without limitation, any restriction on EDC’s or its affiliates’ ability to conduct business with any person in any country relevant to the transaction, pursuant to all applicable Canadian laws regarding sanctions and export controls (all such applicable laws currently in effect, all such new applicable laws in effect in the future or each as amended from time to time), such as the United Nations Act, Special Economic Measures Act, Export and Import Permits Act, Freezing Assets of Foreign Corrupt Officials Act, Criminal Code, Defense Production Act, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Anti - Terrorism Act or any other similar Canadian statute or regulation . " Sanctions Authority " means (a) Canada, (b) United Nations, (c) United States, or the respective governmental institutions, agencies and subdivisions of any of the foregoing. “ Springing Lien Perfection Date ” has the meaning ascribed to it in Section 10 herein. “ Springing Lien ” has the meaning ascribed to it in Section 10 herein. " Total Funded Debt " means, with respect to any person, all indebtedness, liabilities and obligations which would in accordance with GAAP be classified in the consolidated balance sheet of such person as indebtedness for borrowed money and including without duplication : (i) money borrowed by way of overdraft net of cash deposits; ( ii) indebtedness represented by bonds, debentures or notes payable and drafts accepted representing extensions of credit ;

(iii) bankers' acceptances and similar instruments;

(iv) letters of credit, letters of guarantee and surety bonds issued at the request of such person (to the extent not cash collateralized), but excluding non-financial letters of credit;

(v) actual amounts owed under terminated hedging agreements, including net settlement amounts payable upon maturity and termination payments payable upon termination or early termination, which are not paid when due;

(vi) indebtedness secured by any Lien existing on property of such person, whether or not the indebtedness secured thereby shall have been assumed;

(vii) all obligations (whether or not in respect of borrowed money) that are evidenced by bonds, debentures, notes or other similar instruments, or that are not so evidenced but that would be considered by GAAP to be indebtedness for borrowed money;

(viii) all redemption obligations and mandatory dividend obligations of such person with respect to any shares issued by such person and which are by their terms or pursuant to any contract, agreement or arrangement:

(a) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such person (1) at a fixed or determinable date, (2) at the option of any holder thereof, or (3) upon the occurrence of a condition not solely within the control and discretion of such person; or

(b) convertible into any other shares described in clause (a) above;

in any case under this clause (viii), except as a result of an initial public offering, change of control or asset sale (so long as the Obligations have been otherwise paid in full prior to any such payment being required to be made under clause (a) above;

(ix) all obligations as lessee under capital leases;

(x) all obligations of such person secured by purchase money security interests;

(xi) all obligations pursuant to the Investment Agreements as reflected on the Borrower's most recent consolidated balance sheet; and

(xii) any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of any obligation of another person of the type included in items (i) through (xi) above;

but excluding for greater certainty, deferred income taxes, warranty liabilities and normal course trade payables.

"**Total Funded Debt to Adjusted EBITDA Ratio**" means, as of any date of determination, the ratio of (a) Total Funded Debt to (b) the Adjusted EBITDA calculated on a trailing twelve month basis.

"**Transaction Documents**" means this Agreement and each of the Security Documents, the Payments Postponement and Subordination Agreements, if any, and all agreements, instruments and documents, including without limitation any powers of attorney, consents, certificates, assignments, financing statements and all other writings now or from time to time hereafter executed by or on behalf of the Transaction Parties or any other person and delivered to EDC in connection with the transactions contemplated in this Agreement or any other Transaction Documents.

"**Transaction Parties**" means the Borrower and each Guarantor and "**Transaction Party**" means any one of them.

"**USD**" means the currency of the United States of America.

"**US Prime Rate**" means, on any day on which such rate is determined, the variable annual rate of interest established and adjusted by Citibank N.A. from time to time as a reference rate for the purposes of determining rates of interest it will charge on commercial loans denominated in USD and made in Canada.

"**[Redacted: confidential commercial term] Agreement**" means the natural gas engine development agreement **[Redacted: confidential commercial term]** as amended, supplemented, restated and modified from time to time.

"**[Redacted: confidential commercial term] Security Release Trigger Event**" has the meaning given to it in paragraph 10.

"**Westport HK Security Agreement**" means the security agreement dated April 19, 2016 as amended, supplemented, restated or otherwise modified on or prior to the date hereof, between Westport Innovations (Hong Kong) Limited and Cartesian on behalf of the Purchasers (as defined therein).

"**WFSI April 2016 Investment Agreement**" means the investment joint venture agreement dated April 19, 2016 as amended, supplemented, restated or otherwise modified on or prior to the date hereof, between the Cartesian the Borrower

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca (formerly known as Westport Innovation Inc . ), Westport C . I . 1 , a company duly incorporated under the laws of Canada and the Purchasers (as defined therein) . “ WFSI April 2016 Security Agreement ” means the security agreement dated April 19 , 2016 as amended, supplemented, restated or otherwise modified on or prior to the date hereof, between the Borrower (formerly known as Westport Innovation Inc . ) and Cartesian on behalf of the Purchasers (as defined therein) . “ WFSI January 2016 Investment Agreement ” means the investment joint venture agreement dated January 11 , 2016 as amended, supplemented, restated or otherwise modified on or prior to the date hereof, between Cartesian and the Borrower (formerly known as Westport Innovation Inc . ), as amended by an amending agreement dated March 6 , 2016 and the Consent Agreement . “ WFSI January 2016 Security Agreement ” means the security agreement dated January 11 , 2016 as amended, supplemented, restated or otherwise modified on or prior to the date hereof, between the Borrower (formerly known as Westport Innovation Inc . ) and Cartesian on behalf of the Purchasers (as defined therein) . " WTO " means the World Trade Organization .

## SCHEDULE B – STANDARD REPRESENTATIONS AND WARRANTIES

Each Transaction Party (unless otherwise indicated) represents and warrants that:

(a) **Existence**. It is a corporation, limited partnership, limited liability partnership or partnership, as the case may be, duly incorporated or organized and validly existing under the laws of its Jurisdiction of Incorporation.

(b) **Corporate Power; No Violation**. The entering into, delivery and performance by it of the terms of the Transaction Documents to which it is a party and of each document to be delivered by it with respect thereto:

- (i) are within its powers and have been duly authorized by all necessary action;
- (ii) are not in violation of any law, statute, regulation, ordinance or decree applicable to it and are not contrary to public policy or public order in its Jurisdiction of Incorporation or any other jurisdiction where it operates;
- (iii) are not in violation of, will not result in a violation of, or constitute a default under, or be in conflict with, any term of its constating documents or of any material agreement to which it or its business or assets are subject; and
- (iv) will not result in the creation of any Lien upon any of its assets, other than Liens in favour of EDC.

(c) **Execution; Enforceability**. The Transaction Documents to which it is a party:

- (i) have been duly executed and delivered by it or on its behalf; and
- (ii) constitute direct, legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms subject only to bankruptcy, insolvency, and other laws relating to creditors' rights generally and to general principles of equity.

(d) **Financial Information**. The financial statements delivered to EDC pursuant to this Agreement present fairly in all material respects the financial condition and the results of operations of the relevant Transaction Party(ies) for the period covered and there has been no material adverse change in the financial condition or operations of such Transaction Party(ies) since the date of the most recently provided financial statement or any event which could reasonably be expected to constitute a material adverse change.

(e) **Authorization**. All Authorizations required in connection with the execution and delivery by it of the Transaction Documents to which it is a party, the performance by it of the terms thereof and the validity, enforceability and admissibility in evidence thereof, have been, or will be prior to the initial advance hereunder, effected or obtained and are, or will be prior to the initial advance hereunder, in full force and effect.

(f) **No Material Litigation**. Other than as disclosed to EDC in writing prior to the date of this Agreement, as of the date hereof, there are no legal proceedings pending or, so far as is known to it, threatened, which could or would materially adversely affect its condition, financial or otherwise, its operations or its ability to perform its obligations under any of the Transaction Documents.

(g) **Compliance with Laws**. It is in compliance with all applicable laws, regulations and requirements of governmental authorities (including Environmental Laws and laws relating to corruption and bribery) except to the extent the failure to so comply (other than in the case of laws relating to corruption and bribery) would not reasonably be expected to have a Material Adverse Effect or material adverse change in or effect on: (i) its condition, financial or otherwise; (ii) its ability to perform its obligations under the Transaction Documents; or (iii) the legality, validity or enforceability of the Transaction Documents to which it is a party or the rights and remedies available to EDC thereunder.

(h) **Solvent**. It is, on a consolidated basis after giving effect to the transactions contemplated hereby, and the other Transaction Documents to which it is a party, solvent and able to pay its debts as they become due, it has capital sufficient to carry on its business, it now owns property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its debts, and it will not be rendered insolvent by the execution and delivery of the Transaction Documents or by completion of the transactions contemplated hereby and thereby.

(i) **Sanctions Laws**. Neither it nor any of its directors, officers, or, to the best of its knowledge, any of its Affiliates that are subject to Sanctions Authority, is engaged, directly or indirectly, in any activity which is prohibited under the Sanctions, including without limitation, (A) any direct or indirect dealings involving or benefitting (i) a person that is listed on, or owned or Controlled by, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or otherwise the target of Sanctions; (ii) a person located in, organized or resident in a country or territory that is, or whose government is, the subject of territorial Sanctions; (iii) a person that is owned or Controlled by, or acting for or on behalf of, or providing assistance, support or services of any

**EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA**
150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

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kind to, or otherwise associated with any person in (i) or (ii); (B) any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (A) (i)-(iii); (C) any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and (D) any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose. For greater certainty, for purposes of this section (i) "Sanctions" includes only Sanctions administered, enacted or enforced by a Sanctions Authority that has jurisdiction over that person, save and except for Sanctions administered, enacted or enforced by Canada, which will apply to all Transaction Parties.

(j) **Sanctions. Not a Target**. Neither it nor any of its subsidiaries nor, to its knowledge, any of its directors, officers, employees, agents, Affiliates or representatives or any of its Affiliates, is an individual or entity that is, or is owned or Controlled by, or is acting on behalf of a person that is (i) the subject of any Sanctions, (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of territorial Sanctions, unless otherwise notified to EDC in writing.

(k) **ERISA and other U.S.-Specific Representations and Warranties**. Each Transaction Party further represents and warrants that:

(i) no ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in liabilities to any Transaction Party or any ERISA Affiliate exceeding the Minimum Actionable Amount or otherwise have a material adverse effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount exceeding the Minimum Actionable Amount;

(ii) no Transaction Party or subsidiary of a Transaction Party is an "investment company" or a company "controlled" by an "investment company" or a "subsidiary" of an "investment company," within the meaning of the Investment Company Act of 1940, as amended, and the applicable regulations thereunder;

(iii) no Transaction Party or subsidiary of a Transaction Party owns any margin securities, and none of the proceeds of the advances shall be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any indebtedness that was originally incurred to purchase any margin securities or for any other purpose not permitted by Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time; and

(iv) the successful operation and financial condition of each of the Transaction Parties and their ERISA Affiliates is dependent on the continued successful performance of the functions of the group of the Transaction Parties and their ERISA Affiliates as a whole and the successful operation of each of the Transaction Parties and their ERISA Affiliates is dependent on the successful performance and operation of each other Transaction Party. Each Transaction Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from (A) successful operations of each of the other Transaction Parties and (B) the credit extended by EDC to the Borrower hereunder, both in their separate capacities and as members of the group of companies and their ERISA Affiliates. Each Transaction Party has determined that execution, delivery, and performance of this Agreement and any other Transaction Documents to be executed by such Transaction Party is within its purpose, will be of direct and indirect benefit to such Transaction Party, and is in its best interest.

(l) **Anti-Corruption Laws**. The Borrower, each Transaction Party, its subsidiaries and their respective directors, officers and employees and, to the knowledge of the Borrower and each Transaction party, the agents of the Borrower, each Transaction Party and its subsidiaries are in compliance with all applicable Anti-Corruption Laws and no Transaction Party is the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws, other than those previously disclosed to EDC. The Borrower, each

**EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA**
150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 3 - ( m ) ( n ) Transaction Party and its subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with Anti - Corruption Laws . Material Adverse Effect . Since September 30 , 2017 , no event, circumstance or development has occurred to the business operations, properties, condition (financial or otherwise), results or prospects of the Borrower or its subsidiaries taken as a whole on a consolidated basis, has had or would reasonably be expected to have a Material Adverse Effect . Organization Chart . Exhibit 5 (as of the date hereof and as it may be required to be updated from time to time by the Borrower) sets forth the names and jurisdictions of incorporation, continuance or formation of each of the Borrower and its subsidiaries, and the details of ownership of the outstanding shares or ownership interests of each such person .

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca SCHEDULE C – STANDARD COVENANTS Each Transaction Party (unless otherwise indicated) covenants and agrees to: ( a) (b ) ( c) (d ) Notices . Promptly notify EDC of the occurrence of any Event of Default or of any event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default . Authorizations . Obtain and maintain in force all Authorizations necessary for carrying out its business generally or required in connection with the execution and delivery of the Transaction Documents to which it is a party, the performance by it of the terms thereof and the validity and enforceability and admissibility in evidence thereof . Taxes . Pay when due all taxes payable by it except where such payment is subject to a Permitted Contest . Compliance with Laws . Comply with all applicable laws and regulations relating to it and its business, including without limitation, any Environmental Laws, any laws relating to corruption and bribery and laws relating to pension funds and pension plans maintained by it except to the extent the failure to so comply (other than in the case of laws relating to corruption and bribery) would not reasonably be expected to have a material adverse change in or effect on : (i) its condition, financial or otherwise ; (ii) its ability to perform its obligations under the Transaction Documents ; or (iii) the legality, validity or enforceability of the Transaction Documents to which it is a party or the rights and remedies available to EDC thereunder . ( e) Location of Records/Operations . Maintain its operations and records at the locations set out in this Agreement and, at any reasonable time and from time to time, upon reasonable prior notice, permit EDC or any representative thereof to examine and make ( f ) ( g ) ( h ) copies of and abstracts from its records and books (including, without limitation, electronic records) . Insurance . Maintain, with financially sound and reputable insurance companies, insurance in such amounts and with such deductibles and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations . Further Assurances . At its own cost and expense, execute and deliver to EDC all such documents and do all such other acts as EDC may reasonably require to carry out the purpose of this Agreement or to enable EDC to exercise and enforce its rights under any Transaction Document . Use of Proceeds . Use the advances made under this Agreement solely for the Purpose . It will not use the proceeds, contribute or otherwise make available the proceeds for any purpose which is prohibited under ( i ) ( j ) the Sanctions including without limitation, to any person for the purpose of financing directly or indirectly the activities of any person that (i) is listed on, or owned or Controlled by a person that is listed on, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or (ii) is in a Sanctioned Country, to the extent such financing would be prohibited by the Sanctions . Furthermore, it will not use, lend, contribute or otherwise make available any part of any advance under this Agreement in relation to or, to, as applicable, any person or entity carrying on business in Iran . Collateral . In respect of the collateral described in the Security Documents to which it is a party, if any, from time to time, upon reasonable prior notice, it will permit EDC or any representative thereof to verify the existence and state of the collateral described in the Security Documents, in any manner EDC may consider appropriate, acting reasonably ; and it agrees to furnish all assistance and information and to perform all such acts as EDC may reasonably request in connection thereto and for such purpose to grant to EDC or its representative access to all places where the collateral described in the Security Documents may be located and to all premises occupied by it to examine and inspect such collateral, provided that prior to the occurrence of an Event of Default which is continuing, the Transaction Parties shall only reimburse EDC for costs associated with such verification once per year, and provided further, that the Transaction Parties shall be responsible for the costs of all such collateral verifications following the occurrence of an Event of Default which is continuing . Fundamental Changes . Not amalgamate, merge or consolidate with any other person (each a " Merger ") without the prior written consent of EDC acting reasonably, provided that it may enter a Merger where all of the following conditions have been met : (i) it is the surviving entity or the surviving entity assumes all of its obligations under the Transaction Documents, as confirmed in legal opinions satisfactory to EDC ; (ii) immediately after giving effect to such Merger, no Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default will exist ; and (iii) such Merger would not have a material adverse effect on : (A) its condition, financial or otherwise ; (B) its ability to perform its obligations under the Transaction Documents ; or (C) the legality, validity or enforceability of the Transaction Documents to

- 2 -

which it is a party or the rights and remedies available to EDC thereunder.

(k) **Sanctions**. It, its directors, and officers will not, and it will take all reasonable steps to ensure that its Affiliates that are subject to Sanctions Authority will not, engage, directly or indirectly, in any activity which is prohibited under the Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including without limitation, (A) any direct or indirect dealings involving or benefitting (i) a person that is listed on, or owned or Controlled by, or acting on behalf of a person listed on, any list administered by a Sanctions Authority or otherwise the target of Sanctions; (ii) a person located in, organized or residents in a country or territory that is, or whose government is, the subject of territorial Sanctions; (iii) a person that is owned or Controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (i) or (ii); (B) any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (A)(i)-(iii); (C) any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and (D) any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose. Furthermore, it will not fund all or part of any payment in connection with this Agreement out of proceeds derived, directly or indirectly, from business or transactions in Iran. For greater certainty, for purposes of this section (k) "Sanctions" includes only Sanctions administered, enacted or enforced by a Sanctions Authority that has jurisdiction over that person, save and except for Sanctions administered, enacted or enforced by Canada, which will apply to all Transaction Parties.

(l) **ERISA**. Each Transaction Party further covenants and agrees to furnish to EDC prompt written notice of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liabilities owed by any Transaction Party or any ERISA Affiliate exceeding the Minimum Actionable Amount.

(m) **Anti-Corruption**. The Borrower and each Transaction Party will maintain in effect policies and procedures designed to promote compliance by the Borrower, each Transaction Party, its subsidiaries and their respective directors, officers, employees, and agents with applicable Anti-Corruption Laws. The Borrower will not, directly or indirectly, use the proceeds of the Advance, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of applicable Anti-Corruption Laws. The Borrower shall provide an annual written declaration of compliance with Anti-Corruption Laws and Anti-Bribery Laws in a form satisfactory to EDC.

(n) **Promissory Note**. The Borrower shall deposit or shall cause to be deposited all amounts received pursuant to the Promissory Note in the Account within 3 Business Days of receipt thereof.

(o) **Revised Organization Chart**. The Borrower shall, within 30 days following a request by EDC, deliver to EDC an updated Exhibit 5.

CAN_DMS: \122815

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA

150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

CAN_DMS: \122815564\7

## SCHEDULE D – STANDARD EVENTS OF DEFAULT

The occurrence of any one or more of the following events constitutes an Event of Default:

(a) **Payment**. The non-payment when due of any sum payable hereunder and such failure to pay is not remedied within 5 Business Days.

(b) **Insolvency**. If any Transaction Party fails to pay its debts generally as they fall due and such failure to pay is not remedies within 5 Business Days or suspends making payments on all or any class of its debts or announces an intention to do so or begins negotiations with one or more creditors with a view to rescheduling any of its indebtedness.

(c) **Bankruptcy or Similar Proceedings**. If a proceeding is commenced, by or against any Transaction Party, in any court of competent jurisdiction, seeking its bankruptcy reorganization, liquidation, dissolution, arrangement or winding-up, the composition or readjustment of its debts or any other relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, or for the appointment of a receiver, receiver and manager, custodian, trustee, monitor, liquidator or other person with similar powers with respect to any Transaction Party or all or part of its assets, or if any such person is privately appointed pursuant to any agreement or instrument, or if any person takes possession of all or any substantial portion of its assets, however, if any proceeding is taken against a Transaction Party, such proceeding will not constitute an Event of Default if such proceeding is dismissed, stayed or withdrawn within 45 days of the commencement of such proceeding.

(d) **Disposal of Assets**. If any Transaction Party sells or otherwise disposes of all or a substantial part of its assets or ceases all or a substantial part of its business operations without the prior written consent of EDC. For certainty, prior to the Springing Lien Perfection Date, no Transaction Party shall sell or otherwise dispose of any of the HPDI Capital Assets without the prior written consent of EDC.

(e) **Seizure of Collateral**. If all or any material part of the collateral under the Security Documents is seized.

(f) **Cross Default**. If any Transaction Party or any material subsidiary fails to pay any amount due, under any one or more loans or guarantees to which it is a party, on the due date or within any applicable grace period or is otherwise in default under any one or more agreements evidencing its indebtedness or guarantee to which it is a party and such indebtedness is accelerated or could be accelerated, to be determined by EDC in its sole discretion.

(g) **Representations and Warranties**. If any representation or warranty made or deemed to be made by or on behalf of any Transaction Party in any Transaction Document or in any related document or opinion will have been materially incorrect when made or deemed to have been made.

(h) **Authorizations**. If any Transaction Party fails to obtain or maintain in force any Authorization which is or may be necessary for such Transaction Party to fulfill its obligations under the Transaction Documents.

(i) **Invalidity/Unenforceability**. If any Transaction Document or any material provision thereof or any obligations thereunder cease to be valid, binding or enforceable against any Transaction Party.

(j) **Material Adverse Effect**. If any other event or circumstance occurs which would reasonably be expected to materially and adversely affect any Transaction Party's ability to perform all or any of its obligations under the Transaction Documents.

(k) **Failure to Perform**. If any Transaction Party defaults in the due performance or observance of any term of any of the Transaction Documents to which it is a party other than those specifically constituting an Event of Default hereunder which, if it can be remedied, is not remedied within 30 days after notice by EDC to do so.

(l) **Loss of Priority**. If EDC ceases to have a valid and perfected security interest in the collateral described under the Security Documents, if any, at the rank required by this Agreement, or any Lien other than a Permitted Lien, is created over the collateral described in the Security Documents, if any.

(m) **Change in Control**. If there is any change in Control of any Transaction Party without the prior written consent of EDC.

(n) **Guarantee Termination**. If, pursuant to article 2362 of the *Civil Code of Quebec*, any Guarantor delivers notice to EDC invoking its right to terminate its Guarantee prior to repayment in full of the indebtedness hereunder, or any Guarantor takes any action to seek to invalidate its obligations under its Guarantee.

(o) **ERISA**. If an ERISA Event shall have occurred, in respect of any Transaction Party or their ERISA Affiliates, that, in the opinion of EDC, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Transaction Parties or their ERISA Affiliates in an aggregate amount exceeding the Minimum Actionable Amount.

**EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA**
150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

SCHEDULE E – STANDARD GENERAL TERMS AND CONDITIONS Each Transaction Party agrees to the following additional provisions: Advances . An irrevocable request for advance substantially in the form attached to this Agreement (" Request for Advance ") must be submitted, not later than 11 : 00 a . m . Ottawa time, three (3) Business Days before the date of any proposed advance, unless otherwise agreed by EDC . Interest . Subject to applicable law, default interest on amounts due and payable but unpaid will be paid by the Borrower on demand at the rate set out in the "Interest" section of this Agreement increased by [Redacted : confidential commercial information] % per annum and compounded on each Interest Payment Date from the date of payment default and while such default continues, as well as before and after demand and/or judgment . Notwithstanding anything contained herein to the contrary, the Borrower will not be obliged to make any payment of interest or other amounts payable to EDC hereunder in excess of the amount or rate that would result in the receipt by EDC of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)). If the making of any payment by the Borrower would result in a payment being made that is in excess of such amount or rate, EDC will determine the payment or payments that are to be reduced or refunded, as the case may be, so that such result does not occur . Interest and Fees Calculation . Interes t and Commitment Fees will be calculated on the basis of the actual number of days elapsed divided by 360 . The actual yearly rate of interest and, if applicable, Commitment Fees is calculated by multiplying the said rate by the actual number of days in the year divided by 360. Application of Payments . All payments made under this Agreement (other than a voluntary prepayment pursuant to the "Voluntary Prepayment" and "Mandatory Prepayment" Sections of this Agreement) will be applied first to all amounts then due and payable other than principal and interest in such order as EDC may elect, then to interest due and payable, then to principal due and payable, and lastly to prepayment of installments of principal in inverse order of maturity . Amount s voluntaril y prepai d pursuan t t o the "Voluntary Prepayment" and "Mandatory Prepayment" Sections of this Agreement will be applied against the outstanding installments of principal in inverse order of their maturity. Right to Retain . EDC will be entitled to retain from the advance, such fees or other amounts due and unpaid by the Borrower on the date that the advance is made and the Borrower will be deemed in each case to have received an advance in the amount requested by the Borrower prior to such retention. Payments . All amounts payable by the Borrower to EDC pursuant hereto will be paid without set - off, compensation or counterclaim not later than 11 : 00 a . m . Ottawa time on the day such payment is due and in funds which are for same - day settlement, at such institution and to the credit of such account as EDC may from time to time notify the Borrower . If a day on which an amount is due is not a Business Day, such amount will be deemed to be due on the next occurring Business Day . Judgment Currency . The obligation of a Transaction Party under this Agreement or any other Transaction Document to make payments in the currency set out in Section 3 of this Agreement entitled “Facility Amount” (the “ Facility Currency ”) will not be discharged or satisfied by any payment or recovery, whether pursuant to any judgment or otherwise, expressed in or converted into any other currency except to the extent of the amount of Facility Currency that is actually received by EDC as a result of such payment or recovery . If, as a result of the conversion of any payment or recovery from another currency into the Facility Currency, EDC receives less than the full amount of the Facility Currency payable by a Transaction Party to EDC under this Agreement or any other Transaction Document, the Transaction Parties agree to pay EDC such additional amount as may be necessary to ensure that the amount received by EDC is not less than the full amount of the Facility Currency payable by the Transaction Party to EDC under this Agreement or the Transaction Document in question, and such amount will be due as a separate debt and will not be affected by judgment being obtained for any other sums due under this Agreement or any other Transaction Document . Events of Default – Remedies . If any one or more Event of Default has occurred, EDC is under no further obligation to make advances and EDC may declare all or part of the indebtedness of the Borrower hereunder to be immediately due and payable, whereupon the same will become immediately due and payable without any further demand or notice of any kind provided that if an Event of Default described in paragraph (c) of Schedule D has occurred, all indebtedness of the Borrower hereunder will automatically become and be immediately due and payable without any further demand or notice of any kind . Any exercise, failure to exercise or delay in exercising by EDC of any right or remedy hereunder will not be or be deemed to be a waiver of, or will not prejudice, any other rights or remedies to which EDC may be entitled for any Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof would constitute an Event of Default . EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 2 - Illegality . If, at any time, it is or becomes illegal (in the reasonable opinion of EDC) under the laws of any jurisdiction for EDC to perform, fund or maintain the loan hereunder, including without limitation, any illegality due to any economic or financial sanctions administered or enforced by any Sanctions Authority or if EDC is advised in writing by a Sanctions Authority that penalties will be imposed by a Sanctions Authority as a result of such loans, any other business or financial relationship with the Borrower or its Affiliates, then EDC will promptly so notify the Borrower and (i) EDC will have no obligation to make any further advances hereunder, and (ii) any outstanding advances hereunder will become immediately due and payable with accrued interest thereon and all other amounts then due . Joint and Several . Where more than one party is liable as Borrower or Guarantor for any obligation under or in connection with this Agreement or any other Transaction Document, then the liability of each such party for such obligation is joint and several (solidary) with each other such party . Evidences of Indebtedness . The loan accounts maintained by EDC in the name of the Borrower will be prima facie evidence (in the absence of manifest error) of the indebtedness of the Borrower to EDC hereunder . Taxes . If the Borrower is required by law to deduct or withhold taxes from any payment to EDC hereunder, the sum payable by the Borrower will be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, EDC receives and retains (free from any liability in respect of any such deduction or withholding) the sum it would have received and so retained had no such deduction or withholding been made or required . Costs and Expenses . The Borrower will reimburse EDC within 30 days of EDC’s request for all of EDC’s : (i) subject to Schedule C Section (i), reasonable and documented out - of - pocket costs and expenses incurred in respect of the preparation, negotiation, execution, amendment, operation or waiver under any Transaction Document including the reasonable and documented fees and expenses of independent legal counsel for EDC and all travel costs of EDC and its independent legal counsel ; and (ii) out - of - pocket costs and expenses incurred in respect of enforcement of, or the preservation of rights under any Transaction Document including the fees and expenses of independent legal counsel for EDC, all travel costs of EDC and its independent legal counsel . Accounting Terms . Each accounting term used herein, unless otherwise defined, shall have the meaning ascribed to it in the Generally Accepted Accounting Principles of Canada or the United States of America or the International Financial Reporting Standards, existing on the date of this Agreement . All financial statements and/or reports required to be delivered hereunder shall be prepared using one of the aforementioned principles or standards, as appropriate . Any changes to such principles or standards or in the manner they are interpreted or applied, which affects the calculation of financial covenants and ratios set out in this Agreement will not apply without the consent of EDC . Confidentiality/Disclosure . EDC agrees with the Borrower that it will keep confidential and not to disclose any non - public information supplied to it by the Borrower in connection with this Agreement, provided that nothing herein will limit, and the Borrower hereby consents to, the disclosure of any such information (a) to the extent required by statute, rule, regulation, court order or judicial process or by Canada’s or EDC’s international commitments, including in relation to the WTO Subsidies and Countervailing Measures Agreement ; (b) to counsel for EDC ; (c) to bank examiners, advisors, agents, auditors, consultants or accountants ; (d) in connection with any litigation or enforcement activity or other action relating to this Agreement, any other Transaction Document, or the transactions contemplated hereby or thereby to which EDC is a party ; (e) to any party with or through whom EDC enters or proposes to enter into any kind of transfer, participation, subparticipation or assignment of, or to any party who would otherwise become directly or indirectly entitled to, EDC’s rights and benefits hereunder or under any other Transaction Document or to successors of EDC ; (f) to any actual or prospective party to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payment hereunder ; or (g) required to be disclosed pursuant to EDC’s Disclosure Policy being the name of each Transaction Party, the EDC financial service provided and date of related agreement, a general description of the transactions/project (including country) and the amount of EDC support in an approximate dollar range, provided, in the case of (e) and (f), such party is subject to confidentiality undertakings substantially similar to the provisions of this section . Notice . Any notice, demand, request, waiver, agreement, consent, or any other communication under this Agreement must be in writing to be effective and will be hand - delivered or sent by registered mail, telefax or email to the addresses for notice appearing under each party’s signature, or such other address, telefax number, or email address or to the attention of such other individual which either party may from time to time notify the other in writing . Any notice delivered by hand, by registered mail or by email will be deemed to have been given when received, and if transmitted by fax, on the day of transmission unless such day is not a Business Day, in which case the following Business Day . In this section, “Business Day” means a day in the recipient's jurisdiction when banks are generally open for public business . Communications sent to an email address will be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 3 - email or other written acknowledgement) . In this Agreement, "in writing" includes printing, typewriting or any electronic transmission that can be reproduced as printed text, on paper, at the point of reception . Assignment . This Agreement will be binding upon and enure to the benefit of the parties and their respective successors and assigns . Neither the Borrower nor any Guarantor may assign or transfer all or any part of its rights or obligations hereunder without the prior written consent of EDC . Prior to an Event of Default hereunder, EDC may assign, sell or grant a participation in all or any part of the Facility, to one or more financial institutions with the consent of the Borrower, such consent not to be unreasonably withheld . Following an Event of Default hereunder, EDC shall have the right to assign, sell or grant a participation in all or any part of the Facility, to one or more financial institutions without the consent of the Borrower . Amendments . Neither this Agreement nor any other Transaction Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by EDC and the Transaction Parties that are party thereto . The second to last paragraph of Section 10 ( Springing Lien Security ) may not be amended or modified prior to the prior consent of Cartesian . Paramountcy If there is any conflict between the provisions of this Agreement and the provisions of any Transaction Document, the provisions of this Agreement shall govern and apply to the extent of the inconsistency . Severability . Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof ; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction . Time of Essence . Time is of the essence in respect of all obligations and provisions of each Transaction Document . Counterpart . This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will constitute together one and the same instrument and the parties agree that receipt by fax or portable document format (pdf) of an executed copy of this Agreement will be deemed to be receipt of an original . English Language . The parties agree that this Agreement and each other Transaction Document will be in the English language or will be accompanied by an English translation certified by the Borrower or upon request by EDC will be accompanied by an English translation certified by an officially sworn licensed translator to be complete and correct . Les parties aux présentes conviennent que cette convention de prêt ainsi que tout document qui s’y rapporte et devant être fourni par l’Emprunteur, sera rédigé en langue anglaise ou sera accompagné d’une traduction anglaise certifiée par l’Emprunteur comme étant complète et vraie . Entire Agreement . The Transaction Documents constitute the entire understanding among the parties with respect to the subject matter hereof and supersede any and all prior agreements or understandings, written or oral, with respect thereto .

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca SCHEDULE F – GUARANTEE AND INDEMNITY 1. Acknowledgements of Guarantors . Each Guarantor acknowledges to EDC that: (a) it has received a copy of the Loan Agreement in its present form and has fully familiarized itself with all of the provisions of the same ; (b) it has fully informed itself about the financial condition and the assets and business of the Borrower and has not relied in any way upon anything said or not said, or done or not done, by or on behalf of EDC, whether regarding the financial condition or the assets or business of the Borrower or otherwise, in deciding to enter into this Guarantee ; and (c) it assumes full responsibility for keeping itself informed of the financial condition and the assets and business of the Borrower, and EDC does not have on the date hereof, and hereafter shall not have any duty to inform the Guarantor of any information that EDC has or receives at any time about the Borrower or any circumstance that does or might bear on the ability of the Borrower to pay and perform its obligations, whether to EDC or in general . 2. Guarantee and Indemnity ( a) (b ) Each Guarantor absolutely, unconditionally and irrevocably guarantees to EDC the due and punctual payment and performance of, and the receipt by EDC in full of, the Obligations, and hereby absolutely, irrevocably and unconditionally promises to pay to EDC, immediately upon the written demand of EDC, any and all of the Obligations as and when the same, whether by maturity, by required prepayment, by acceleration or otherwise, becomes due, without set - off, counterclaim or deduction of any kind and without limiting the generality of the remaining provisions of this Guarantee and Indemnity, without any requirement that EDC has demanded that the Borrower or any other person pay or perform the same or take any other action . Each Guarantor unconditionally and irrevocably agrees, as an obligation separate and distinct from and in addition to its obligation as a guarantor, to indemnify and save harmless EDC, immediately upon the written demand of EDC therefor, for and against any and all losses, damages, costs or expenses that EDC may at any time suffer or incur in connection with any failure by the Borrower to duly and punctually pay the Obligations and perform its obligations to EDC under or in connection with the Loan Agreement or the other Loan Documents in full or any loss or impairment, for any reason or cause whatsoever, of any right or remedy of EDC against the Borrower or the Guarantor in respect thereof, and without limiting the foregoing, the Guarantor agrees that if any obligation of the Borrower to EDC under or in connection with the Loan Agreement or the other Loan Documents is or becomes void, voidable, unenforceable, ineffective or stayed, the Guarantor shall pay to EDC an amount equal to any sums that would have been payable by the Borrower to EDC if such obligation had not been or become void, voidable, unenforceable, ineffective or stayed. ( c) If any or all of the Obligations are not duly paid or performed by the Borrower and are not recoverable under paragraph (a) above or EDC is not indemnified under paragraph (b) above, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by EDC from each Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to EDC forthwith after demand therefor as provided herein . (d ) Each Guarantor agrees to pay or reimburse EDC for, immediately upon the written demand of EDC, all costs and expenses (including legal fees and disbursements on a solicitor - client, full - indemnity basis) paid or incurred by or on behalf of EDC in enforcing the obligations of the Borrower under the Loan Agreement or of each Guarantor under this Guarantee and Indemnity . ( e) Each Guarantor agrees to pay interest on each and every amount demanded under this Guarantee and Indemnity from the date of demand until indefeasible payment in full, and after as well as before judgment, at the rate per annum that is equal to the rate of interest per annum that would during that time be payable on (and calculated and compounded on the same basis as would apply to interest payable during that time on) an advance outstanding under the Loan Agreement . ( f ) If the Borrower is prevented by any applicable law, rule or regulation, in the Country or otherwise, from making any payment under the Loan Agreement at the place and time, and in the currency, funds and manner provided for therein, or if the Borrower is required or permitted under any applicable law to discharge its obligations under the Loan Agreement in a currency other than a currency freely transferable in USD or otherwise as specified in the Loan Agreement, each Guarantor shall nonetheless be obligated to pay and perform the Obligations in USD and otherwise at the time and place, and in the funds and manner, provided in the Loan Agreement, as the case may be, as if no such impediment was present and as if the purported payment or discharge in such other currency or manner had not been required, permitted or made .

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(g) If at any time EDC is entitled, under the terms of the Loan Agreement to accelerate the maturity of any of Obligations, but EDC is prevented by law or court order from doing so, the Guarantor agrees that the maturity of the Obligations shall nonetheless be deemed to be accelerated for the purposes of this Guarantee.

(h) EDC may, in its sole discretion, make multiple demands under this Guarantee for any part of the Obligations.

(i) If the maturity of any of the Obligations is extended by operation of law or regulation or pursuant to a moratorium or a rescheduling of debts of the Borrower or of the Country's debtors generally (without EDC's consent), each Guarantor shall nonetheless be obligated to pay and perform this Guarantee with respect to the Obligations in accordance with the original terms of the Loan Agreement as if such extension had not occurred.

3. Guarantor Bound. Each Guarantor agrees that its obligations under this Guarantee shall not be lessened, discharged or released, in whole or in part, or terminated except only by the indefeasible, permanent and irrevocable payment and performance in full of the Obligations, except for the WFSIS Guarantee which shall be released with the **[Redacted: confidential commercial term]** Pledge upon the Springing Lien Perfection Date and the principal amount outstanding under the Facility being less than USD$12,000,000, and each Guarantor irrevocably waives the benefit of all privileges and defences that are or may hereafter be available to guarantors, indemnitors or sureties, including, without limitation, the benefits of discussion and division, diligence, presentment, demand, protest and notice of every kind in respect of the obligations of the Borrower. Nothing contained in, and no omission from, the other provisions of this Guarantee is intended or shall be construed or interpreted so as to limit or otherwise derogate from the generality of this Section.

4. Obligations not Affected and Waiver of Notice

(a) The obligations of each Guarantor hereunder shall be continuing, unconditional and absolute and shall not be lessened, discharged, released, or otherwise impaired or varied, in whole or in part, or terminated by any:

(i) any lack or limitation of power, incapacity or disability of the Borrower, Guarantors or of the directors, officers, managers, employees or agents of the Borrower or the Guarantors, or any fraud by the Borrower or the Guarantors, or any defect in the incorporation, organization or foundation of the Borrower or the Guarantor or any consequence, as regards to the Borrower, the Guarantors or any of the Obligations, that may arise from or occur as a result of any such defect;

(ii) voluntary or involuntary bankruptcy, insolvency, liquidation, winding-up, moratorium or dissolution of, any proposal to creditors, plan of compromise or arrangement or other reorganization of all or any indebtedness affecting, or any receivership of, the Borrower or any other person, whether judicial or extra-judicial;

(iii) judgment against the Borrower or any other person;

(iv) extension, forbearance, concession, waiver, renewal, settlement, discharge, compromise, subordination or release whatsoever, whether as to time of payment or performance or otherwise, respecting the Obligations or any other obligation owing to EDC by the Borrower, any Guarantors or any other person;

(v) assertion of, failure to assert or delay in asserting, any right or remedy against the Borrower, the Guarantor or any other person or with respect to the Obligations or any guarantee or security therefor;

(vi) modification or other amendment to, supplement to, or restatement, renewal, extension, novation, exchange, limitation, replacement, postponement or subordination of, the Obligations, the Loan Agreement or any other Loan Documents, any of the other obligations of the Borrower, any guarantee or indemnity or security at any time held by EDC or any other person on behalf of EDC, or any of the rights and remedies of EDC against any person or any property, whether or not made with the knowledge or consent of the Guarantor or by reason of any act or omission of EDC or others;

(vii) failure of the Borrower or any Guarantor to comply with any franchise, licence, judgment, law, statute, regulation, ordinance or decree;

(viii) making of any advance by EDC where an Event of Default is continuing;

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(ix) direction of application of payment by the Borrower or any other person;

(x) lack of genuineness or any invalidity, illegality, unenforceability, voidness, stay, ineffectiveness or extinguishment by operation of law or otherwise of the Loan Agreement, any of the other Loan Documents or the Obligations or any part thereof, or by reason of any incapacity, lack of authority, or other defence of the Borrower or any other person;

(xi) change of the name, existence, structure, constitution, business, membership, directorate, powers, objects, organization, directors, management, control or ownership of the Borrower, any Guarantor or any other person;

(xii) reorganization, amalgamation or merger of the Borrower or any other person or any sale or other disposition, in whole or in part, of the assets or businesses of the Borrower or any other person;

(xiii) failure, refusal or neglect of any other person to, or of EDC or any other person on behalf of EDC to cause any other person to, at any time guarantee, provide indemnity or otherwise become liable to EDC, or having done so to continue to be liable to EDC, for or in respect of the Obligations or any part thereof;

(xiv) discharge or release, in whole or in part, or compromise, whether by operation of law, agreement of EDC or otherwise, of or with the Borrower or any other person who is or at any time becomes liable, as a guarantor or indemnitor or otherwise, to EDC for or in respect of the Obligations or any part thereof;

(xv) refusal, failure or neglect by EDC or any other person to obtain, register, perfect, or keep perfected, any security or security interest for the Obligations or any other person or any part thereof, including, without limitation, any release, non-perfection or invalidity of any such security or security interest, or by reason of any interest of EDC or any other person in any property, whether as owner thereof or as holder of a security interest therein or thereon, being invalidated, voided, declared fradulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(xvi) defence arising by reason of the failure of EDC or any other person to marshal assets;

(xvii) refusal, failure or neglect by EDC or any other person to make, or any delay on the part of EDC or any other person in making, any particular advance, either in whole or in part;

(xviii) challenge to or deficiency in the value, sufficiency, authorization or amount of the Loan Agreement, any of the other Loan Documents or the Obligations or any part thereof;

(xix) set-off, counterclaim, claim or other defense or right that the Borrower or any Guarantor may have against EDC or any other person, whether in connection with the Loan Agreement, any of the Loan Documents, this Guarantee and Indemnity, or any unrelated transaction;

(xx) impossibility, impracticability, frustration of purpose, force majeure, or moratorium or other similar action declared or taken by the Country or of any central bank or other authority therein affecting or purporting to affect the Obligations or of the Country borrowers generally, or otherwise preventing or rendering impractical the payment by the Borrower of the Obligations or any participation by EDC in any rescheduling of the Country debts generally;

(xxi) requirement that any advance or any document evidencing an advance be approved by any person or entity, or be registered with any governmental office in the Country, and any failure of such approval or registration to be obtained or to remain in full force and effect;

(xxii) other law, event or circumstance or any other act or failure to act or delay of any kind, or any provision of applicable law purporting to prohibit or limit the payment, by the Borrower, EDC or any other person which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of each Guarantor's obligations hereunder, other than as a result of the

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indefeasible payment or extinguishment in full of the Obligations;

(xxiii) any law, regulation, limitation or prescription period or other circumstance that might otherwise be a defence available to, or a discharge of, the Borrower or any Guarantor in respect of any or all of the Obligations; or

(xxiv) any other matter, act, omission, circumstance, development or thing of any and every nature, kind and description whatsoever, whether similar or dissimilar to the foregoing that might in any manner operate (whether by statute, at law, in equity or otherwise) to release, discharge, diminish, limit, restrict or in any way affect the liability of, or otherwise provide a defence to, a guarantor, a surety, or a principal debtor, even if known by EDC.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by EDC or any other person is to destroy or diminish EDC's subrogation rights, its right to proceed against the Borrower or any other person for reimbursement, its right to recover contribution from any other guarantor or any other right or remedy of EDC.

(b) Each Guarantor waives any right it might otherwise have to receive notice of, or to withhold approval of or consent to, any action, omission or other matter described in or contemplated by this Section or Section 6 (*Further Security*).

(c) Each Guarantor agrees that this Guarantee shall extend and apply to the Obligations at any time owing by any person for the time being and at any time carrying on the business of the Borrower in consequence of any reorganization of the Borrower, its amalgamation or merger with another or any sale or other disposal of its assets or business, in whole or in part, to another.

5. Continuing Guarantee and Indemnity. Each Guarantor agrees that this Guarantee is a continuing guarantee and indemnity, unlimited as to duration and amount, for all of the Obligations, and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by EDC or any other person for any reason whatsoever (including, without limitation, the insolvency, bankruptcy, or reorganization of the Borrower) as though such payment had not been made. A fresh cause of action hereunder shall be deemed to arise in respect of each Event of Default.

6. Further Security. This Guarantee and Indemnity is in addition to and not in substitution for any other guarantee or indemnity or security at any time held by EDC for or in respect of the Obligations or any part thereof, and shall be effective irrespective of whether any other person is or becomes, or remains, at any time liable to EDC, as a guarantor or indemnitor or otherwise, for or in respect of the Obligations or any part thereof. EDC shall be at liberty from time to time to accept or receive further or other guarantees, indemnities or security for the Obligations or any part thereof, to refuse, fail or neglect to do so, to compromise with or discharge or release any person or abandon any and all such guarantees, indemnities or security, either in whole or in part, to refuse, fail or neglect to deal with the Guarantor or any other person or any guarantee or indemnity or security or any part thereof, or to deal with or allow any Guarantor or others to deal with the property covered by any security, all to the extent and in such manner as EDC considers expedient from time to time.

7. Waivers by Guarantor

(a) Each Guarantor irrevocably waives any requirement that EDC, in the Event of Default by the Borrower under the Loan Agreement, make demand upon or seek to enforce any remedies against the Borrower or its property or any other person or its property or security before demanding payment under, or seeking to enforce, this Guarantee and Indemnity, and EDC shall not be bound to exhaust its recourse against the Borrower or any other person or under any security it may at any time hold for or in respect of the obligations of the Borrower or to value any such security before demanding or being entitled to payment hereunder from any Guarantor.

(b) Each Guarantor irrevocably waives diligence, presentment, protest and notice of every kind in respect of its obligations hereunder.

(c) Each Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any of the Borrower or any Guarantor may have against EDC.

(d) Any account settled or stated in writing by or between EDC and the Borrower shall be *prima facie* evidence that the balance or amount thereof appearing due to the same is so due.

(e) Each Guarantor acknowledges and irrevocably agrees that EDC or any other person on behalf of EDC may, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability and obligations hereunder:

(i) grant time, renewals, extensions, indulgences, releases and discharges to the

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- 8 - EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca Bor r o w er o r a n y o t h er g u a r a n t o r o r endorser; (ii) take or abstain from taking security or collateral from the Borrower or any other guarantor or endorser or from perfecting security or collateral of the Borrower or any other guarantor or endorser ; (iii) accept compromises from the Borrower or any other guarantor or endorser; (i v ) amend any of the terms, conditions or other provisions of the Loan Agreement and the other Loan Documents including, without limitation, any increases in rates of interest or the types, amounts or any other element of any availments of credit ; or ( v ) otherwise deal with the Borrower and all other persons and security as EDC may see fit . 8. No Benefit to Guarantor ( a) Until all sums and obligations of every kind owing to EDC by the Borrower, and any ultimate balance thereof, have been indefeasibly paid in full, the Guarantors : (i) shall not be entitled and shall not claim to rank as a creditor in the bankruptcy, insolvency, liquidation, winding - up or dissolution of, any proposal to creditors, plan of compromise or arrangement or reorganization of all or any indebtedness affecting, or any receivership of, the Borrower, whether judicial or extra - judicial, in competition with EDC ; and (ii) shall not be, and to the fullest extent permitted by applicable law waives any right to be, subrogated to or entitled to receive any assignment of any right or remedy of EDC and shall not be entitled to receive, claim or have the benefit of any payment or distribution from or on account of the Borrower or to claim the benefit of any security or monies held by or for the account of EDC, and EDC shall be entitled to apply and re - apply any such security or monies as it sees fit . (b ) Any settlement or discharge or release between EDC and any Guarantor shall be conditional upon no security or payment to or recovery by EDC or any other person being avoided or set aside or ordered to be refunded or reduced by operation of laws relating to bankruptcy, insolvency or liquidation for the time being in force, and EDC shall be entitled to recover from the Guarantor the value that EDC has placed upon any such security or the amount of any such payment or recovery as if such settlement or discharge or release had not occurred . In the event that any payment received by EDC from the Borrower or any Guarantor is so avoided or set aside or refunded or reduced, such amount shall be deemed not to have been received by EDC and shall remain Obligations subject to the guarantee, indemnities and other provisions of this Guarantee and Indemnity . 9. Proof in Bankruptcy . Upon any voluntary or involuntary bankruptcy, insolvency, liquidation, winding - up or dissolution of, or any proposal to creditors, plan of compromise or arrangement or reorganization affecting, or any receivership of, the Borrower or any other person, whether judicial or extra - judicial, the obligations of any Guarantors shall not be lessened or discharged or released, in whole or in part, by any failure or neglect of EDC to prove its claim or to prove its full claim and EDC may prove such claim or refrain from proving any claim, and may value or refrain from valuing any security held by it, as EDC considers expedient from time to time, without lessening or discharging or releasing, in whole or in part, the obligations of the Guarantors, and until all sums owing to EDC by the Borrower, and any ultimate balance thereof, have been paid in full, EDC shall have the right to include in its claim the amount of all sums paid to EDC under this Guarantee and Indemnity and to prove and rank for and receive dividends or other distributions in respect thereof . 10. No Evidence of Power . EDC shall have no obligation to procure evidence of or to otherwise satisfy itself with respect to the powers of the Borrower or its directors, officers, servants or agents acting or purporting to act on behalf of the Borrower, and any advance in fact made under the Loan Agreement shall be deemed to form part of the Obligations even if any such advance was informally, irregularly, defectively or fraudulently obtained or were obtained in excess of the powers of the Borrower or of the directors, officers, servants or agents thereof, notwithstanding any notice that EDC may have of the actual powers of the Borrower or the directors, officers, servants or agents thereof .

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 9 - 11 . Postponement . Upon the occurrence of an Event of Default, all debts, liabilities and obligations, present and future of the Borrower to or in favour of the Guarantors shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations . All money and other property received by any Guarantors in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of EDC and, upon demand hereunder, shall be forthwith paid over to EDC, the whole without in any way lessening or limiting the liability and obligations of the Guarantors hereunder . This postponement is independent of the guarantee obligations in this Guarantee and Indemnity and shall remain in full force until the indefeasible payment and performance in full of the Obligations and all obligations of the Guarantors under this Guarantee and Indemnity .

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca EXHIBIT 1 Location of Operations, Records and Collateral For WFSI : The chief executive office of the Borrower is located at : 1750 West 75 th Avenue, Suite 101 , Vancouver, British Columbia, Canada V 6 P 6 G 2 The records of the Borrower are located at : 1750 West 75 th Avenue, Suite 101 , Vancouver, British Columbia, Canada V 6 P 6 G 2 The collateral described in the Security Documents to which the Borrower is a party is located at : 1750 West 75 th Avenue, Suite 101 , Vancouver, British Columbia, Canada V 6 P 6 G 2 provided that the share certificates for FSSI and the Guarantor are in Calgary for delivery to the Lender . For FSSI : The chief executive office is located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 The records are located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 The collateral described in the Security Documents to which it is a party is located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 For WPI : The chief executive office is located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 The records are located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 As of the date hereof, the collateral described in the Security Documents to which it is a party is located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 provided that the [Redacted: Confidential Commercial Term]. For WFSIS : The chief executive office is located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 The records are located at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada V6P 6G2 As of the date hereof, the collateral described in the Security Documents to which it is a party is located at: N/A .

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca EXHIBIT 2 Disbursement Conditions Conditions Precedent to enter into the Agreement . EDC has received delivery of: (a) an executed copy of the Agreement; (b ) an executed copy of each seucrity document listed in Section 9 and evidence that all such security documents and related instruments have been recorded and filed in all jurisdictions wherein such recording or filing is necessary to create and perfect the interests of EDC in the collateral described in such security documents ; ( c) a pdf copy of the shareholder’s register of Westport Luxembourg S. à r.l evidencing the registration of the WLS Share Pledge; (d ) as required by EDC, executed copies of any subordinations, no interest letters or intercreditor agreements from other secured creditors (other than Cartesian) having Liens over the collateral described in the Day One Security Documents ; ( e) an officer’s certificate satisfactory to EDC, (i) setting out the names of persons authorized to sign the Transaction Documents and any other documents required thereunder including any Request for Advance, on behalf of each Transaction Party, with specimen signatures of such persons, (ii) certifying the constitutional documents of each Transaction Party, (iii) attaching a copy of the resolutions of the shareholders, the Board of Managers, the Board of Directors or any other governing body of each Transaction Party as EDC may require, authorizing the Transaction Documents ; ( f ) a certificate of status (or equivalent) in respect of each Transaction Party under the laws of its jurisdiction of organization, to be dated on or about the date hereof; ( g ) the favourable opinion of (i) a law firm satisfactory to EDC acting as counsel to the Borrower (ii) a law firm satisfactory to EDC acting as counsel to each Guarantor ; and (iii) a law firm satisfactory to EDC acting as counsel for EDC ; ( h ) confirmation satisfactory to EDC from WFSI that it has accepted to act as process agent for WFSIS; ( i ) a certificate from an officer of the Borrower stating that no event, circumstance or development shall have occurred or become known as of the date hereof which has had or would reasonably be expected to have a Material Adverse Effect since September 30 , 2017 ; ( j ) a certificate from an officer of the Borrower certifying a true and complete copy of the Acknowledgement Agreement with Cartesian; ( k ) the Borrower will have paid all fees (including all invoiced legal fees of EDC), expenses and other amounts payable under this Agreement; ( l ) all governmental, shareholder and third party consents and approvals necessary or in the reasonable opinion of EDC, desirable; ( m ) any and all due diligence requests and EDC shall have satisfactorily completed its due diligence in respect of each Transaction Party; ( n ) such financial or other information or documents relating to each Transaction Party as EDC may reasonably require, including any “know your client” documentation; (o ) legal opinions satisfactory to EDC in respect of the WLS Share Pledge including but not limited to, the subsistence of WLS and the due authorization, execution, delivery and enforceability of the WLS Share Pledge to which WLS is a party ;

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 2 - (p) legal opinions satisfactory to EDC in respect of the [Redacted: Confidential Commercial Term] Pledge including but not limited to, the subsistence of WFSIS and the due authorization, execution, delivery and enforceability of the [Redacted: Confidential Commercial Term] Pledge to which WFSIS is a party; and (q) such other documents, certificates and agreements as are required to confirm the completion and satisfaction of the foregoing to which EDC may reasonably require.

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca EXHIBIT 3 Request for Advance EXPORT DEVELOPMENT CANADA 150 Slater Street Ottawa, Ontario K1A 1K3 Canada A tt e n ti o n : Fax: Email: R e: Expressions defined in the Loan Agreement have the same meaning when used in this Request for Advance. 1. We hereby request an advance as follows: (a) Proposed Borrowing Date: (b) Amount of Advance: USD $xx (c) Beneficiary Name (Name on Account): (d) Beneficiary Bank: (e) Account Number: (f) Beneficiary Bank Code and Bank Transit Number: (g) SWIFT Code or ABA or Routing Number: (h) Correspondent Bank Name, if applicable: (i) Correspondent Bank’s SWIFT Code or ABA or Routing Number, if applicable: 2. Except as permitted or required under the Loan Agreement, each of the representations and warranties in the Loan Agreement and in the other Transaction Documents and any other documents required thereunder will be true and correct in all material respects as if made and repeated on the date hereof, except where expressed to be made as of a specific date, in which case such representations and warranties will be correct as of such date . 3. No Event of Default or event that with notice, lapse of time or a determination hereunder or any combination thereof that would constitute an Event of Default, has occurred and is continuing. 4. No events or circumstances have occurred which have resulted in, or could reasonably be expected to result in a material adverse effect on the condition, financial or otherwise, or to the earnings, operations, assets, business affairs or business prospects of any Transaction Party or on the ability of any other Transaction Party to perform their respective obligations under any of the Transaction Documents and any other documents required thereunder . WESTPORT FUEL SYSTEMS INC. Signature: Authorized Signing Officer Name: Title: Date: Loans Services [Redacted: Confidential Personal Information] [Redacted: Confidential Personal Information] Loan Agreement dated as of December 20, 2017 between Westport Fuel Systems Inc. and Fuel Systems Solutions Inc. as Borrower, the Guarantor and Export Development Canada (the " Loan Agreement ") EDC [Redacted: Confidential Personal Information]

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca - 2 - FUEL SYSTEMS SOLUTIONS INC. Signature: Authorized Signing Officer N a m e: Title: Date:

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca EXHIBIT 4 CWI Distributions Expected CWI Dividend Expected Payments to be Made to Cartesian Net C a s h F l o w to t h e Company 1 2017 [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] 2018 [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] 2019 [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information ] 2020 [ Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] 2021 [Redacted:confidential commercial information] [Redacted:confidential commercial information ] [Redacted:confidential commercial information] 2022 [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] [Redacted:confidential commercial information] USD in thousands 1 Required payments to be made to Cartesian will increase to the extent the Borrower receives dividend payments in excess of the expected amounts

EXPORT DEVELOPMENT CANADA | EXPORTATION ET DÉVELOPPEMENT CANADA 150 Slater, Ottawa, Ontario, Canada K1A 1K3 | T: 613.598.2500 F: 613.237.2690 edc.ca EXHIBIT 5 Organization Chart See attached.

Confidential Dated February !J.o , 2020 AMENDING AGREEMENT NO. 1 WESTPORT FUEL SYSTEMS INC. and FUEL SYSTEMS SOLUTIONS INC. and WESTPORT POWER INC. and WESTPORT FUEL SYSTEMS ITALY S.R.L and EXPORT DEVELOPMENT CANADA CAN_DMS : \ 131541686 \ 4 A NORTON ROSE FULBRIGHT

THIS AMENDING AGREEMENT NO. 1 is dated February_, 2020 and made between: (1) Westport Fuel Systems Inc., a corporation formed under the laws of Alberta (WFSI); (2) Fuel Systems Solutions Inc., a corporation formed under the laws of Delaware (FSSI, together with WFSI the Borrower); (3) Westport Power Inc., a corporation formed under the laws of British Columbia (WPI); (4) Westport Fuel Systems Italy S.r.L., a corporation formed under the laws of Italy (WFSIS, together with WPI the Guarantor, and together with the Borrower the Transaction Parties); and (5) Export Development Canada, a corporation formed under the laws of Canada (EDC) RECITALS: (A) EDC has agreed to make certain credit facilities available to the Borrower upon the terms and conditions contained in an agreement dated December 21 , 2017 , as amended and restated between the Transaction Parties and EDC on or about May 27 , 2019 (such loan agreement as it may at any time or from time to time be amended, supplemented, restated or replaced, collectively the Loan Agreement) . (B) Pursuant to the terms of a guarantee and indemnity found in Schedule F of the Loan Agreement made by the Guarantor in favour of the EDC, the Guarantor has guaranteed the payment and performance of all debts, liabilities and other obligations of the Borrower to EDC arising in connection with the Loan Agreement and the Transaction Documents . (C) EDC has requested that the Loan Agreement be amended as hereinafter provided in order to permit EDC to monitor WFSl's compliance with the Securities and Exchange Commission (SEC) order dated September 27 , 2019 (the Order) . (D) The Transaction Parties have agreed to permit an amendment of the Loan Agreement on the terms and subject to the conditions set forth herein. NOW THEREFORE in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows : 1 Defined Terms Capitalized terms used in this amending agreement and not otherwise defined have the meanings given to them in the Loan Agreement. 2 Effective Date Subject to satisfaction of the conditions to effectiveness set out in Section 6 , this amending agreement shall be and become effective on the first date written above (the Effective Date) . CAN_DMS: \ 131541686 \ 4 )

2 3 Amendments to Section 14 of the Loan Agreement Section 14 of the Loan Agreement is amended effective as of the Effective Date by the addition of the following new subsections: 14 (1) WFSI shall deliver to EDC copies of any and all of the reviews· and reports requ ir ed to be submitted to the SEC under Section 31(3) of the Order (the Reports) as soon as possible when such Reports are submitted to the SEC, provided that WFSI shall not be obligated to provide any such Reports in the event i t i s restricted or prohibited from doing so by the SEC, in which case WSFI shall provide to EDC a copy of any such order issued by SEC confirming same . For any . Reports previously submitted to the SEC, WFSI shall deliver copies of same to EDC on the Effective Date . 14 (m) WFSI shall deliver to EDC certificate of compliances in writing on substantially the same basis and frequency as the certificates required to be delivered to the SEC pursuant to Section 31 (4) of the Order . 14 ( n ) For any Reports or certificates provided to EDC by WFSI pursuant to Sections 14 (1) and (m) above, EDC shall hold them, and the contents, in the strictest confidence, with circulation limited and restricted only to those within EDC who need to know, and in such case, EDC shall ensure that those individuals hold the Reports and certificates, and the contents, in strict confidence . 4 Amendments to Schedule D of the Loan Agreement Schedule D of the Loan Agreement is amended effective as of the Effective Date by the addition of the following new subsection: (p} If a Respondent (as such term is defined in the Order) is non - compliant, in breach or in default of any term, condition, obligation, or sanction under the Order . 5 Representations and Warranties Each Transaction Party represents and warrants to EDC as follows: ( a ) this amending agreement has been duly authorized, executed and delivered by each Transaction Party , and the Loan Agreement, as amended hereby, constitutes a legal, valid and binding obligation of each Transaction Party, enforceable in accordance with its terms ; ( b ) the representations and warranties of each Transaction Party contained i n the Loan Agreement and the Transaction Documents (including this amending agreement) a r e true, complete, correct and not misleading on the date hereof to the same extent as though made on and as of this date ; CAN_DMS: \ 131541686 \ 4

3 (c) each of the Security Documents executed by the Borrower continues to secure all the obligations of the Borrower in connection with the Loan Agreement as amended hereby ; (d) upon this amending agreement becoming effective, each Transaction Party will be in full compliance with all of its covenants in Loan Agreement and each Transaction Document ; and (e) no Default or Event of Default has occurred or is continuing or would result from the completion of the transactions contemplated by this amending agreement . 6 Confirmation of Guarantee The Guarantor hereby confirms and affirms that the Guarantee and Indemnity and each of the other Transaction Documents executed by it (a) continue to be valid and enforceable against it in accordance with their respective terms, and (b) continue to guarantee or secure, as applicable, all of the debts, liabilities and obligations of the Persons specified therein whether arising pursuant to the Loan Agreement as amended by the Amending Agreement or otherwise . 7 No Novation The Guarantor confirms that the credit facilities made available under the Loan Agreement, as amended by this amending agreement, do not constitute novation of the credit facilities under the Loan Agreement, any such novation being expressly disclaimed . 8 Conditions to Effectiveness This amending agreement shall become effective only upon satisfaction in full of the following conditions precedent on or before the Effective Date: (a) the representations and warranties set out in Section 5 shall be true, complete correct and not misleading. 9 Reference to and Effect on Loan Agreement On and after the Effective Date, each reference in the Loan Agreement to "this agreement" and each reference to the Loan Agreement in the Transaction Documents or in any and all other agreements, documents and instruments delivered by EDC, the Borrower or any other Person shall mean and be a reference to the Loan Agreement as amended by this amending agreement . Except as specifically amended by this amending agreement, each provision of the Loan Agreement remains in full force and effect and is hereby ratified and confirmed . 10 No Waiver The execution , delivery and effectiveness of this amending agreement shall not, except as expressly provided, operate as a waiver of any right, power or remedy of EDC under the Loan Agreement or any of the Transaction Documents . CAN_DMS: \ 131541686 \ 4

4 11 Governing Law This amending agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein . 12 Counterparts, etc. This amending agreement may be executed in any number of separate counterparts and all such signed counterparts will together constitute one and the same instrument . To evidence its execution of an original counterpart of this amending agreement, a party may send a copy of its signature on the execution page hereof to the other parties by facsimile or other means of recorded electronic transmission (including in PDF form) and such transmission shall constitute valid delivery of an executed copy of this amending agreement to the receiving party . [Signature Page to Follow] CAN_DMS: \ 1315416B6 \ 4

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